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                         PARACATU MINE TECHNICAL REPORT





        PARACATU, MINAS GERAIS STATE, BRAZIL




        Prepared by:

        W. Hanson P.Geo

        Vice President, Technical Services

        Kinross Gold Corporation

        March 30, 2006






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1.0      EXECUTIVE SUMMARY......................................................................................1-1

   1.1     INTRODUCTION.........................................................................................1-1
   1.2     KEY METHODOLOGY CHANGES..............................................................................1-2
      1.2.1      DRILL HOLE SPACING AND RESOURCE CLASSIFICATION.................................................1-2
      1.2.2      SAMPLE PREPARATION AND ANALYSIS................................................................1-3
      1.2.3      GEOLOGICAL INTERPRETATION......................................................................1-3
      1.2.4      ORE HARDNESS...................................................................................1-4
      1.2.5      METALLURGICAL RECOVERY.........................................................................1-5
      1.2.6      BENCH HEIGHT...................................................................................1-5
      1.2.7      RESOURCE MODEL OPTIMIZATION....................................................................1-6
   1.3     DESCRIPTION AND LOCATION.............................................................................1-6
   1.4     ACCESSIBILITY CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY..............................1-7
   1.5     PROJECT HISTORY......................................................................................1-8
   1.6     GEOLOGY..............................................................................................1-9
   1.7     DEPOSIT TYPE........................................................................................1-11
   1.8     MINERALIZATION......................................................................................1-12
   1.9     EXPLORATION.........................................................................................1-12
   1.10    DRILLING............................................................................................1-13
   1.11    SAMPLING METHOD AND APPROACH........................................................................1-14
   1.12    SAMPLE PREPARATION, ANALYSIS AND SECURITY...........................................................1-14
   1.13    DATA VERIFICATION...................................................................................1-16
   1.14    ADJACENT PROPERTIES.................................................................................1-16
   1.15    MINERAL PROCESSING AND METALLURGICAL TESTING........................................................1-17
   1.16    MINERAL RESOURCE AND RESERVE ESTIMATE...............................................................1-18
   1.17    CONCLUSIONS.........................................................................................1-23
   1.18    RECOMMENDATIONS.....................................................................................1-24

2.0      INTRODUCTION AND TERMS OF REFERENCE....................................................................2-1


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   2.1     INTRODUCTION.........................................................................................2-1
   2.2     TERMS OF REFERENCE...................................................................................2-1
   2.3     GLOSSARY.............................................................................................2-2
   2.4     SCOPE AND OBJECTIVES.................................................................................2-3
   2.5     REPORT BASIS.........................................................................................2-3
   2.6     INDEPENDENT THIRD PARTY PARTICIPANTS.................................................................2-3
   2.7     STUDY PARTICIPANTS...................................................................................2-4
   2.8     DISCLAIMER...........................................................................................2-5

3.0      PROPERTY DESCRIPTION AND LOCATION......................................................................3-1

   3.1     PROPERTY DESCRIPTION.................................................................................3-1
   3.2     LOCATION.............................................................................................3-2
   3.3     TITLE AND OWNERSHIP..................................................................................3-3
   3.4     PERMITTING...........................................................................................3-9
      3.4.1      BRAZILIAN FRAMEWORK FOR THE ENVIRONMENT........................................................3-9
      3.4.2      CURRENT OPERATIONS STATUS.....................................................................3-13
   3.5     ROYALTIES...........................................................................................3-15

4.0      ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY......................................4-1

5.0      PROJECT HISTORY........................................................................................5-1

6.0      GEOLOGICAL SETTING.....................................................................................6-1

   6.1     REGIONAL GEOLOGY.....................................................................................6-1
   6.2     LOCAL GEOLOGY........................................................................................6-3
   6.3     DEPOSIT GEOLOGY......................................................................................6-7

7.0      DEPOSIT TYPE...........................................................................................7-1

8.0      MINERALIZATION.........................................................................................8-1


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   8.1     PETROGRAPHY..........................................................................................8-1
   8.2     SULPHIDES............................................................................................8-1
   8.3     GOLD.................................................................................................8-3

9.0      EXPLORATION............................................................................................9-1

10.0     DRILLING..............................................................................................10-1

   10.1    DRILL SPACING.......................................................................................10-5

11.0     SAMPLING METHOD AND APPROACH..........................................................................11-1

   11.1    BULK DENSITY AND CORE SPECIFIC GRAVITY..............................................................11-2
   11.2    BOND WORK INDEX.....................................................................................11-3

12.0     SAMPLE PREPARATION, ANALYSES AND SECURITY.............................................................12-1

   12.1    SAMPLE PREPARATION AND ANALYSES.....................................................................12-1
   12.2    SECURITY............................................................................................12-3

13.0     QUALITY CONTROL, QUALITY ASSURANCE....................................................................13-5

   13.1    RESULTS.............................................................................................13-7
   13.2    RERUNS.............................................................................................13-10
   13.3    ROUND ROBIN TESTS - COARSE AND PULD REJECT ANALYSES................................................13-14
   13.4    LAB BIAS...........................................................................................13-14

14.0     DATA VERIFICATION.....................................................................................14-1

15.0     ADJACENT PROPERTIES...................................................................................15-1

16.0     MINERAL PROCESSING AND METALLURGICAL TESTING..........................................................16-1

   16.1    EXISTING PROCESS PLANT..............................................................................16-1
   16.2    EXPANSION PLAN......................................................................................16-2
      16.2.1     IN PIT CRUSHING AND CONVEYING.................................................................16-3


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      16.2.2     NEW 32 MTPA MILL..............................................................................16-4
      16.2.3     TAILINGS......................................................................................16-5
      16.2.4     MODIFICATIONS TO THE EXISTING PLANT...........................................................16-6
   16.3    EXPANSION PLAN III METALLURGICAL TESTWORK...........................................................16-6

17.0     MINERAL RESOURCE AND RESERVE ESTIMATES................................................................17-1

   17.1    MINERAL RESERVE AND RESOURCE STATEMENT..............................................................17-2
   17.2    HISTORICAL ESTIMATES................................................................................17-4
   17.3    MODELING METHODOLOGY................................................................................17-6
      17.3.1     OVERVIEW......................................................................................17-6
      17.3.2     GEOLOGICAL INTERPRETATION.....................................................................17-6
   17.4    SAMPLE ANALYSIS....................................................................................17-11
      17.4.1     ARSENIC......................................................................................17-12
      17.4.2     BOND WORK INDEX..............................................................................17-12
      17.4.3     SPECIFIC GRAVITY.............................................................................17-13
   17.5    COMPOSITING........................................................................................17-13
   17.6    GRADE CAPPING AND RESTRICTING OF HIGH GRADE........................................................17-14
   17.7    GEOSTATISTICS......................................................................................17-14
   17.8    BLOCK MODEL........................................................................................17-15
      17.8.1     GRADE INTERPOLATION..........................................................................17-16
      17.8.2     SPECIFIC GRAVITY.............................................................................17-17
      17.8.3     ORE HARDNESS.................................................................................17-17
      17.8.4     RECOVERY.....................................................................................17-17
      17.8.5     MODEL CHECKING...............................................................................17-18
   17.9    RESOURCE CLASSIFICATION............................................................................17-19
   17.10      PIT OPTIMIZATION................................................................................17-21
      17.10.1      BASE CASE..................................................................................17-21
      17.10.2      CUT-OFF GRADES.............................................................................17-25
      17.10.3      PIT DESIGN.................................................................................17-26


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18.0     OTHER RELEVANT DATA AND INFORMATION...................................................................18-1

19.0     INTERPRETATION AND CONCLUSIONS........................................................................19-1

20.0     RECOMMENDATIONS.......................................................................................20-2

21.0     ADDITIONAL INFORMATION FOR OPERATING PROPERTIES.......................................................21-1

   21.1    PROCESS PLANT.......................................................................................21-1
      21.1.1     CRUSHING......................................................................................21-1
      21.1.2     GRINDING CIRCUIT..............................................................................21-2
      21.1.3     GRAVITY CIRCUIT...............................................................................21-2
      21.1.4     FLOTATION.....................................................................................21-2
      21.1.5     HYDROMETALLURGY PLANT.........................................................................21-3
      21.1.6     SMELTING......................................................................................21-3
   21.2    MARKETS AND CONTRACTS...............................................................................21-4
   21.3    RECLAMATION AND MINE CLOSURE........................................................................21-4
   21.4    TAXES...............................................................................................21-4
   21.5    CAPITAL AND OPERATING COST ESTIMATES................................................................21-5
      21.5.1     OPERATING COST ESTIMATE.......................................................................21-7
      21.5.2     ECONOMIC ANALYSIS.............................................................................21-7

22.0     REFERENCES............................................................................................22-1


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                                                   LIST OF TABLES
                                                   --------------


TABLE 1-1 PROVEN AND PROBABLE MINERAL RESERVES - DECEMBER 31, 2005, 2005........................................1-1

TABLE 1-2 MEASURED AND INDICATED MINERAL RESOURCES - DECEMBER 31, 2005..........................................1-2

TABLE 1-3 BOND WORK INDEX ORE HARDNESS ESTIMATES BY HORIZON....................................................1-10

TABLE 3-1 SUMMARY OF RPM MINING LICENSES AND EXPLORATION CONCESSIONS............................................3-7

TABLE 5-1 PARACATU LIFE OF MINE PRODUCTION SUMMARY..............................................................5-3

TABLE 5-2 HISTORICAL MINERAL RESOURCES AND RESERVE ESTIMATES....................................................5-4

TABLE 10-1 DRILL HOLES SUMMARY TABLE...........................................................................10-2

TABLE 10-2: CONFIDENCE LIMITS FOR GOLD.........................................................................10-7

TABLE 10-3: CONFIDENCE LIMITS FOR ARSENIC......................................................................10-7

TABLE 12-1 SUMMARY OF SIMPLE PREPARATION PROCEDURES BY LAB.....................................................12-3

TABLE 13-1: STANDARDS AND THEIR ACCEPTED LIMITS................................................................13-6

TABLE 13-2: SUMMARY OF QAQC BY LABORATORY......................................................................13-7

TABLE13-3: LABORATORY PERFORMANCE SUMMARY FOR 2005 EXPLORATION.................................................13-8

TABLE 13-4 SELECTED RERUN RESULTS.............................................................................13-11

TABLE 13-5 SUMMARY OF BATCH RERUNS............................................................................13-12

TABLE 14-1 PARACATU PRODUCTION RECONCILIATION..................................................................14-2

TABLE 16-1 PROCESS PLANT METALLURGICAL RECOVERY SUMMARY........................................................16-2

TABLE 17-1 PROVEN AND PROBABLE MINERAL RESERVES - DECEMBER 31, 2005............................................17-2

TABLE 17-2 MEASURED AND INDICATED MINERAL RESOURCES - DECEMBER 31, 2005........................................17-3

TABLE 17-3:  UPDATED DRILL HOLE DATABASE.......................................................................17-6


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TABLE 17-4 BASIC STATISTICS FOR GOLD, RAW SAMPLE DATA.........................................................17-12

TABLE 17-5: BASIC STATISTICS FOR ARSENIC ASSAYS...............................................................17-12

TABLE 17-6: BASIC STATISTICS FOR BOND WORK INDEX..............................................................17-13

TABLE 17-7: BASIC STATISTICS FOR SPECIFIC GRAVITY IN CORE SAMPLES.............................................17-13

TABLE 17-8: PARACATU CORRELOGRAM SUMMARY......................................................................17-15

TABLE 17-9 GRADE INTERPOLATION PARAMETERS.....................................................................17-17

TABLE 17-10 COMPARISON OF LM VS NLM WEST OF RICO CREEK........................................................17-19

TABLE 17-11 GRADE TONNAGE SUMMARY OF IMPORTED AND EXPORTED MODEL..............................................17-22

TABLE 17-12: BASE CASE OPTIMIZATION PARAMETERS................................................................17-23

TABLE 17-13: PIT DESIGN CRITERIA..............................................................................17-27

TABLE 17-14 COMPARISON OF PIT DESIGN RESULTS TO WHITTLE 4X(C) OPTIMIZATION RESULTS FOR THE BASE CASE ESTIMATE...17-29


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                                                   LIST OF FIGURES
                                                   ---------------


FIGURE 3-1 - PARACATU MINE LOCATION MAP.........................................................................3-2

FIGURE 3-2 PARACATU MINING AND EXPLORATION CLAIM MAP............................................................3-8

FIGURE 3-3 BRAZILIAN ENVIRONMENTAL LICENSING AND CONTROL PROCESS...............................................3-12

FIGURE 6-1 REGIONAL GEOLOGY PARACATU DISTRICT...................................................................6-3

FIGURE 6-2 TYPICAL SULPHIDE MINERALIZATION IN BOUDINAGE STRUCTURES..............................................6-4

FIGURE 6-3 SMALL SCALE THRUST FAULTING..........................................................................6-5

FIGURE 6-4: LOCAL GEOLOGY OF THE PARACATU DEPOSIT...............................................................6-6

FIGURE 6-5 CONCEPTUAL GEOLOGICAL CROSS SECTION OF THE PARACATU DEPOSIT..........................................6-7

FIGURE 6-6 CONCEPTUAL PRE-MINING WEATHERING PROFILE.............................................................6-8

FIGURE 8-1 PARACATU THIN SECTION GOLD ON ARSENOPYRITE GRAIN BOUNDARY............................................8-3

FIGURE 10-1 DRILL HOLE LOCATION MAP............................................................................10-3

FIGURE 10-1:GOLD ESTIMATION UNCERTAINTY BY DRILL HOLE SPACING..................................................10-8

FIGURE 10-2: ARSENIC ESTIMATION UNCERTAINTY BY DRILL HOLE SPACING..............................................10-8

FIGURE 13-1: STANDARD PERFORMANCE - RPM LAB....................................................................13-9

FIGURE 13-2: STANDARD PERFORMANCE - ALS CHEMEX................................................................13-10

FIGURE 13-3: STANDARD PERFORMANCE - LAKEFIELD.................................................................13-11

FIGURE 13-4 - K-508 SAMPLES 112 TO 135 INITIAL VS RERUN BY ALIQUOT............................................13-13

FIGURE 13-5 PLAN VIEW - DIAMOND DRILLING DISTRIBUTION BY ANALYTICAL LAB.......................................13-15

FIGURE 16. -1 SAG MILL PERFORMANCE CURVE (MORRELL REVISED CURVE)...............................................16-8

FIGURE 16. -2 TYPICAL GOLD ON ARSENOPYRITE GRAIN BOUNDARIES....................................................16-9


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FIGURE 17-1 TONNAGE MINED AND IN RESERVE AS OF DECEMBER 31, 2005...............................................17-5

FIGURE 17-2 OUNCES MINED AND IN RESERVE AS OF DECEMBER 31, 2005................................................17-5

FIGURE 17-3 GRADED BEDDING IN UNMINERALIZED PHYLLITE...........................................................17-7

FIGURE 17-4 PHYLLITE WITH VERGING ASYMETRIC FOLDS, SHEAR BANDS & BOUDINS.......................................17-8

FIGURE 17-5 LARGE ARSENOPYRITE PORPHYROBLAST IN CORE...........................................................17-9

FIGURE 17-6 DRILL SECTION 05N - LOOKING NORTH.................................................................17-11

FIGURE 17-7 BASE CASE WHITTLE 4X(C) RESULTS.....................................................................17-24

FIGURE 17-8 TYPICAL HAUL ROAD PROFILE.........................................................................17-28

FIGURE 21-1: SIMPLIFIED FLOW SHEET EXISTING PARACATU PROCESS PLANT.............................................21-1


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1.0     EXECUTIVE SUMMARY

1.1     INTRODUCTION

Rio Paracatu Mineracao (RPM), a 100% owned subsidiary of Kinross Gold Corporation (Kinross) operates the Morro do Ouro (Paracatu) mine in Brazil.

The following Technical Report has been prepared in support of the December 31, 2005 resource and reserve disclosure. This report has been prepared to comply with Canada's National Instrument 43-101.

Table 1-1 summarizes the Proven and Probable mineral reserve estimate for the Paracatu mine as of December 31, 2005 at a gold price of US$ 400 per ounce, a Foreign Exchange Rate (FEX) of 2.65 Reais per US $1.00 and a cut off grade of
0.21 g/t Au.

    TABLE 1-1 PROVEN AND PROBABLE MINERAL RESERVES - DECEMBER 31, 2005, 2005

       -------------------------------------------------------------------
               CLASSIFICATION       TONNES        GRADE          GOLD
                                  (X 1,000)      (AU G/T)       (OUNCES)
       -------------------------------------------------------------------
        Proven                    1,103,677        0.40       14,194,000
        Probable                     83,131        0.38        1,016,000
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        PROVEN & PROBABLE         1,186,808        0.40       15,210,000
       -------------------------------------------------------------------

Table 1-2 summarizes the Measured and Indicated mineral resource estimates (excluding mineral reserves) for the Paracatu mine as of December 31, 2005 at a gold price of US $450 per ounce, a Foreign Exchange Rate (FEX) of 2.65 Reais per US $1.00 and a cut off grade of 0.18 g/t Au.




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     TABLE 1-2 MEASURED AND INDICATED MINERAL RESOURCES - DECEMBER 31, 2005


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               CLASSIFICATION       TONNES        GRADE          GOLD
                                  (X 1,000)      (AU G/T)       (OUNCES)
       -------------------------------------------------------------------
        Measured                    89,784         0.27         771,000
        Indicated                    5,540         0.38          68,000
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        MEASURED AND INDICATED      95,324         0.27         839,000
       -------------------------------------------------------------------

 NB MEASURED AND INDICATED RESOURCES ARE REPORTED EXCLUSIVE OF MINERAL RESERVES


In addition to the Measured and Indicated mineral resources stated in Table 1-2, Paracatu hosts an Inferred resource of 40.1 million tonnes averaging 0.37 g/t Au. Inferred resources are estimated at a gold price of US $450 per ounce and a FEX of 2.65 Reais per US $1.00.

The resource and reserve estimates described in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

1.2     KEY METHODOLOGY CHANGES

The following section summarizes key changes in estimation methodology relative to the historical estimation methods employed at RPM and previously reported by Kinross.

1.2.1   DRILL HOLE SPACING AND RESOURCE CLASSIFICATION

Historically, RPM required a minimum drill hole spacing of 100 x 100 meters to support a classification of Measured and Indicated Resources. In April 2005, Kinross commissioned Dr. B. Davis (Davis 05), an independent geostatistical consultant, to complete a study to determine the minimum drill hole spacing necessary to support a Measured and Indicated resource classification at Paracatu. Dr. Davis concluded that a 200 x 200 meter "five spot" pattern, resulting in an average drill hole spacing of 140 meters, was sufficient to support an Indicated classification at Paracatu. Additional discussion of Dr. Davis' conclusions is included in Section 10.0 of this report.


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1.2.2   SAMPLE PREPARATION AND ANALYSIS

Historically, RPM assayed six (6), 50-gram sample aliquots for every 1.0 meter sample submitted for analysis. The average grade reported for each sample was an average of the six individual aliquots. In June 2005, Kinross received a report from Agoratek International (Gy, Bongarcon 2005), an independent consulting firm specializing in gold sampling and hetrogenity studies. Agoratek's principle consultants are Dr. P. Gy and Dr. D. Francois Bongarcon, recognized industry experts in sampling theory. Agoratek's scope was to review the historical sampling methodology employed at Paracatu and recommend changes to maintain sample integrity and precision. In their June report, Agoratek concluded that three to four 50g sample aliquots would be adequate to ensure the precision of the sample results is maintained. As a result of their recommendation, Kinross abandoned the six aliquot practices and began using three (3) 50-gram aliquots to determine the grade of each sample interval. Additional discussion regarding Agoratek's conclusions is included in Section 12.0 of this report.

1.2.3   GEOLOGICAL INTERPRETATION

Historical resource models at Paracatu, estimated by RPM, limited gold grade interpolation to a mineralized horizon determined largely by limits interpreted by RPM geologists based on geology and assay data from drill holes. The mineralized horizon was further sub-divided by weathering profiles and arsenic content, establishing the C, T, B1 and B2 horizons and Calha, non-Claha and IDS ore types. Metallurgical recovery was assigned to the Calha, n-n Calha, IDS units and gold grade interpolation utilized conditional simulation of composite data within the defined ore limits.

The resource model reported herein is based on a revised geological interpretation that subdivides the mineralized horizon west of Rico Creek into two distinct layers, developed largely from geological features logged in the core and verified against gold assay results.

The hangingwall and footwall contacts of the mineralized zone correspond to the first and last occurrences of arsenopyrite and/or deformation features such as


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boudins, shears and folds in the core. This defines a zone ranging from 120 to
160 meters in thickness that averages 0.35 to 0.45 g/t Au.

Within this zone is the Boudin Deformation Zone (BDZ) which can be visually identified based on an increase in the intensity of deformation features and an increase in arsenopyrite. The BDZ averages 60 to 80 meters in thickness with a gold grade of 0.60 g/t Au.

East of Rico Creek, in the historical and current mine area, several holes failed to test the entire thickness of the mineralized horizon, failing to identify the footwall contact of the mineralization. As a result, grade interpolation in this area relied on a geological solid that estimated the footwall limits of the mineralized zone by projecting a limited distance beyond the last data point available. The estimated contacts are considered by Kinross to be conservative, rarely extending more than 8.0 meters below the available drill data.

For the December 31, 2005 model, the mineralized zone limits were based on several new holes that did identify the footwall contact. Drilling indicates the BDZ is absent. Kinross interprets the absence to be the result of historic mining with the BDZ mined out as C-T and B1 ore.

Additional information on the changes in the geological modeling is provided in
Section 17.0 of this report

1.2.4   ORE HARDNESS

Ore hardness has always been recognized as a critical success factor in modeling the Paracatu deposit. Historically, hardness, measured according to Bond Work Index (BWI), was assessed based on an 8.0 meter downhole composite sample equal to the mine`s bench height. The December 31, 2005 model is based on a 12.0 meter bench height which resulted in recompositing of the historical 8.0 meter data to reflect the change in bench height.

The 8.0 meter composite samples were composed of a fraction of each meter after initial sample crushing to 1.4 mm. The BWI test is carried out by the RPM


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process lab following the BWI standard test. BWI values were interpolated into the model blocks using multi indicator kriging without lithology discretization.

The interpolated BWI values were then used to estimate a Process Cost Adjustment Factor (PCAF) for each block. The PCAF was evaluated during optimization of the resource model by Whittle 4X(C), an industry recognized software program. Whittle 4X(C) determined the profitability of each block considering the PCAF, recovery and gold content. More detail on the PCAF is provided in Section 17.0 of this report.

1.2.5   METALLURGICAL RECOVERY

Previous models at Paracatu estimated average recoveries for individual ore types based on the arsenic content of the ore. Sectional interpretation, based on arsenic analytical data, outlined polygons for Calha, non-Calha and IDS ore types. Average metallurgical recoveries were then assigned to each unit.

In the resource model reported herein, metallurgical recovery is estimated for each model block based on arsenic and sulphur data collected from the drill core. The net result is a variable metallurgical recovery for each model block based on the same data originally used to define Calha and IDS ores on section. More detail on how recovery was estimated for the resource model reported herein is provided in Sections 16.0 and 17.0 of this report.

1.2.6   BENCH HEIGHT

The historical models at Paracatu were based on 4.0 meter composite samples and an 8.0 meter block height. With the planned increase in throughput capacity, a
12.0 meter bench height was more favourable from a design and operation perspective.

The December 31, 2005 model is based on a 12.0 meter block height. Gold composites are based on 6.0 meter composite samples derived from the raw sample data collected on a 1.0 meter sample interval.


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1.2.7   RESOURCE MODEL OPTIMIZATION

Historically, RPM used MSO, a proprietary software program developed in Brazil, for optimization of the resource model. For this report, pit optimization is reported exclusively from Whittle 4X(C), a standard software program recognized by the international mining community. Kinross has completed several comparisons between Whittle 4X(C) and MSO and results indicate that MSO typically mines a larger volume of rock than Whittle 4X(C). The MSO algorithm does not attempt to identify the highest Net Present Value for the pit shells generated. MSO equates marginal cost to marginal revenue at the outer boundary of the shells.

1.3     DESCRIPTION AND LOCATION

The Paracatu mine is located 2 km north of the city of Paracatu (population 75,000), in the north western portion of the state of Minas Gerais, Brazil, 230 km southeast of the national capital Brasilia and 480 km northwest of the state capital Belo Horizonte.

The current mine includes an open cut mine, process plant, tailings impoundment area and related surface infrastructure, with a throughput rate of 18 million tonnes per annum (Mtpa). Historically, mining in the pit has not required drilling or blasting prior to excavation. Ore is ripped using CAT D10 dozers, pushed to CAT 992 front-end loaders and loaded to CAT 777 haul trucks for transport to the crusher. In 2004, RPM began blasting harder portions of the deposit exposed in certain areas of the mine.

The mineral resources and mineral reserves supported by this Technical Report assume completion of Expansion Plan III, described in detail in Section 16.0 of this report. Expansion Plan III will increase plant throughput to 50 Mtpa, allowing more efficient treatment of harder ores at depth and improved recovery of arsenopyrite rich ores.

RPM currently holds clear mineral rights title to two mining licenses (1,258 hectares) and twenty eight exploration concessions (21,250 hectares) in the


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immediate mine area. RPM has also applied for an additional nine exploration concessions (16,974 hectares). By way of their application for these additional concessions, RPM has guaranteed priority rights to the subsurface mineralization.

The mine and most of the surface infrastructure, with the exception of the tailings impoundment area, lie within the two mining licenses. The mining licenses are confirmed by legal survey. An application to convert additional exploration concessions to mining leases has been submitted to the DNPM for review. RPM has expressed that there is reasonable certainty that DNPM will approve the application within the next six months.

In many cases, third party landowners own the surface rights to the exploration concessions. RPM is guaranteed access to the exploration concessions by law,through a process known as Servidao. The legal process require RPM to negotiate a fair price for the surface rights with the landowner. If negotiation fails to reach an agreement, the matter is put before the Brazilian courts for settlement.

Servidao was used to successfully secure the surface rights for the existing operation.

1.4     ACCESSIBILITY CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the site is provided by paved federal highway or by charter aircraft. A paved airstrip, suitable for small aircraft is maintained on the outskirts of city of Paracatu.

The mine is the largest employer in Paracatu, directly employing 750 workers in what is predominantly an agricultural town (dairy and beef cattle and soy bean crops) located in Brazil's tropical savannah. Average annual rainfall varies between 850 and 1800 mm, the average being 1300 mm, with the majority realized during the rainy season between October and March. Temperatures range from 15(degree) to 35(degree) Celsius.


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The mine draws power from the Brazilian national power grid.

The mine is dependent on rainfall as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the beneficiation plant. Similarly, surface runoff and rain water is stored in the tailings impoundment, which constitutes the main water reservoir for the concentrator. The objective is to capture and store as much water as possible from the rainy season to ensure adequate water supply during the dry season. The mine is permitted to draw make up water from three local rivers that also provide water for agricultural purposes.

1.5     PROJECT HISTORY

Gold mining has been associated with the Paracatu area since 1722 with the discovery of placer gold in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid -1800's and until the 1980's; mining activity was largely restricted to garimpiero (artisinal) miners.

In 1984, Rio Tinto began exploring the property using modern exploration methods and by 1987, the RPM joint venture was formed between Rio Tinto and Autram Mineracao e Participacoes (later TVX Gold Inc). The RPM joint venture constructed the mine and processing facility for an initial capital cost of $65 million.

Production commenced in 1987 and the mine has operated continuously since then. As of December 31, 2004, the mine has produced close to 3.0 million ounces of gold from 237.0 M tonnes of ore. Average life of mine mill feed grade is 0.50 g/t Au. The average metallurgical recovery is 78.1%.

Production for the period January through October 2005 was 13.9 M tonnes averaging 0.43 g/t Au. The resource model described herein has been adjusted to reflect mine production.

In January 2003, TVX's 49% interest in RPM was acquired by Kinross as part of the merger between Kinross, TVX and Echo Bay Mines Ltd (EBM).


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In December 2004, Kinross purchased Rio Tinto's 51% interest in RPM to obtain a
100% ownership position in the property.

In 2004, ECM, a Brazilian consulting engineering company completed a Feasibility Study on Expansion Project III, proposing a throughput increase to 30 Mtpa.

In June 2005, RPM and Kinross staff prepared the Plant Capacity Scoping Study, which is the primary supporting cost document for the resource and reserve estimates disclosed herein. Various throughput rates and process options were examined. The Study indicates that a staged expansion from 18 Mtpa to 32 Mtpa with a second phase bringing total throughput to a 50 Mtpa returned the best Net Present Value based on discounted cash flow analyses of the options.

In September 2005, Kinross awarded SNC-Lavalin Engineers and Constructors Ltd and MinerConsult Engenharia, a Brazilian engineering firm, a contract for the Basic Engineering of Expansion Plan lll.

1.6     GEOLOGY

Mineralization at Paracatu occurs within the Morro do Ouro sequence, a series of phyllites that have been thrust from SW to NE producing extensive deformation. Anamalous gold and sulphide mineralization is localized within a 120 - 140 meter thick high strain zone that dips gently (20(Degree)) to the SW and is traceable for over 6 km along a NE-SW trend, and more than 3 km in width. Grade variation can be visually identified within the high strain zone based on readily observable geologic features, the most important of which are the frequency of boudins, intensity of shearing and arsenopyrite content,

Holcombe, Coughlin and Associates (Holcombe 2005), an independent structural geology company, concluded that the timing of gold and sulphide mineralization was syn-deformational. Gold and sulphides are scavenged from the Morro do Ouro sedimentary sequence during deformation and localized within the high


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strain zone(s) that acted as chemical traps due to dissolution of silica and carbonate and resulting increase in graphite.

Subsequent surface weathering produced four, distinct, weathering horizons. The individual weathering horizons, known as the C, T, B1 and B2 are described in detail in Section 6.0 of this report. Mining to date has exhausted the majority of the softer C and T horizons. The remaining reserves for the project are hosted in the B1 and B2 horizons with the majority (90%) hosted in the B2 horizon. Ore hardness, based on Bond Work Index (BWI) tests of the cores, increases with depth from surface. Table 1-3 presents the average range of BWI measurements by horizon.

           TABLE 1-3 BOND WORK INDEX ORE HARDNESS ESTIMATES BY HORIZON

                        ---------------------------------
                            HORIZON         BWI RANGE
                                             (kWh/t)
                        ---------------------------------
                               C             2 to 3
                               T             3 to 4
                               B1            5 to 7
                               B2            8 to 16
                        ---------------------------------

Historically, sulphide mineralization in mineralized horizon has been sub-divided based on the arsenic content. The historically units, know as Calha (arsenic greater than 2500 ppm), non-Calha (arsenic less than 2500 ppm) and Intensely Deformed Sulphide (IDS) mineralization (the central portion of Calha lenses with an arsenic content greater than 4000 ppm) were traditionally interpreted and differentiated during resource modeling.

The percentage of arsenopyrite in the ore directly affects metallurgical recovery. Ore with higher arsenic content typically has slightly lower metallurgical recovery.

In the resource and reserve estimate summarized in this report, Kinross utilized sulphur and arsenic assays collected during the drill programs to estimate the metallurgical recovery for each block in the resource model. Complete details on


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how recovery has been estimated for this estimate are provided in Sections 16.0 and 17.0 of this report.

Mineralization is confined to the finely laminated phyllites of the Morro do Ouro sequence immediately overlying the massive Serra da Landim metasiltstone member that forms the base of the Paracatu formation. Gold and sulphide mineralization is believed to be syngenetic with the deposition of the phyllites.

In late Proterozoic times, the weaker phyllites responded more easily to tectonic pressures than the enveloping siltstone units. Regional east-west deformation and a later phase of north-south buckling (interpreted to be responsible for formation of a high strain zone, occurred simultaneously with remobilization of gold and sulphide mineralization.

Evidence supporting the two phase deformational history is provided by mapping of the boudin axes. Outside of the high strain zone, boudin axes trend north-south. Within the high strain zone, the axes are rotated to an east-west orientation.

1.7     DEPOSIT TYPE

The Paracatu deposit is a metamorphic gold system with finely disseminated gold mineralization hosted within an original bedded sedimentary host. Mineralization is syn-deformational with the thrusting of the rocks of the Morro do Ouro sequence from WSW to ENE. To the authors knowledge, Paracatu is a unique deposit and therefore is termed a Morro do Ouro type deposit. The deposit has extraordinary lateral continuity and exhibits very predictable grade distribution and recovery characteristics. It is considered unlikely, given the genesis of the deposit, that there would be significant deviation in the tenor or physical properties of the gold mineralization at Paracatu.


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1.8     MINERALIZATION

The Paracatu phyllites have been metamorphically altered to lower greenschist facies resulting in pervasive quartz-sericite alteration. Metamorphic grade increases from east to west.

Sulphide mineralization is dominantly arsenopyrite and pyrite with pyrrhotite and lesser amounts of chalcopyrite, sphalerite and galena.

Gold is closely associated with arsenopyrite and pyrite and occurs predominantly as fine-grained free gold along the arsenopyrite and pyrite grain boundaries or in fractures in the individual arsenopyrite and pyrite grains. Thin section analyses indicate 92% of the gold is free. Gold grains typically average 50-150 microns in size. The size and amount of the gold grains does not correlate well with the size or amount of the arsenopyrite grains. It is however essential that arsenopyrite be available as a substrate on which gold can occur.

1.9     EXPLORATION

Rio Tinto was the first company to apply modern exploration methods at Paracatu. Northeast of Rico Creek, the deposit had been drilled on a nominal 100 x 100 meter drill spacing.

Exploration at Paracatu evolved in lock step with knowledge gained through production experience. Essentially, the success of mining in the C and T horizons focused attention and exploration effort on the B1 horizon. Continued production success in the B1 horizon led to increased interest in the B2 horizon.

Recent drilling by Kinross has indicated that portions of the deposit NE of Rico Creek have not been drill tested for the entire thickness of the mineralized horizon hosting gold. This largely reflects the historical mining theory at Paracatu where softer C, T and B1 ores were targeted and harder B2 ores were considered uneconomic due to limitations in the existing process plant technology in operation at that particular moment in time.


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Expansion Plan III will allow processing of the harder ores of the B2 horizon.
Originally, Kinross focused on increasing reserves to the SW of Rico Creek, exploiting the B2 mineralization that continues down dip of the surface exposure being mined in the current pit.

1.10    DRILLING

The dominant sample collection method supporting the December 31, 2005 resource and reserve model is diamond drilling. A total of 1,427 drill holes totalling 79,961 meters support the resource and reserve estimate stated in this report. Table 10-1 summarizes the data used in this report.

During 2005, Kinross added 267 holes (48,660 meters) which represents the single largest drill program in the history of the Paracatu mine. The resource model described by this report incorporates gold results from 228 out of 267 drill holes completed in 2005. Analytical results for the remaining 39 holes were pending at the time of the estimate.

The nominal drill spacing ENE of Rico Creek is 100 x 100 meters. An Optimum Drill Spacing Study (Davis 05) commissioned by Kinross established that a 200 x 200 meter five spot pattern (a 200 x 200 m grid plus one hole in the middle) would satisfactorily define Indicated mineral resources. This pattern results in a nominal 140 meter hole spacing and represents a departure from historical RPM practices.

Diamond drilling has demonstrated that anomalous gold grades (greater than 0.20 g/t Au) occur within a 120-150 meter thick tabular zone that has been traced for more than 4.0 km (NE-SW) by 3.0 km. (NW-SE). Anomalous gold grades remain open down dip and laterally.

The portion of the deposit demonstrated to be economically viable is approximately 3.0 km by 2.0 km in size.


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1.11    SAMPLING METHOD AND APPROACH

The diamond drill holes have been systematically sampled using a 1.0 meter sample interval. In all, a total of 48,238 samples have been collected and analyzed. Core recovery is typically greater than 95%. The core is logged and a photographic record of each hole is collected prior to any sampling. The core is systematically sampled on 1.0 meter intervals without adjustment for geological boundaries. Sampling consumes 100% of the core except for the 8.0 cm pieces selected from every two meter interval which are retained and stored for S.G and Point Load Testing (PLT) analysis.

Specific gravity measurements are collected during the core logging process using the water displacement method. These measurements are checked against samples collected from the upper levels of each mining bench during mining of the deposit.

Samples for BWI analysis are collected as composite samples during sample preparation and are subjected to RPM's standard BWI analysis method.

1.12    SAMPLE PREPARATION, ANALYSIS AND SECURITY

Historical sample preparation and analysis was performed recognizing the low average grade of the deposit. The historical method reduced each one meter core sample to 95% passing 1.44mm. Crushed samples were homogenized and split with approximately 7 kg stored as coarse reject. Approximately 200 grams of the remaining sample were split off for ICP analysis and 1.35 kg of sample was split out for Bond Work Index analysis. The remaining sample (4.5kg) was dried and further reduced to 95% passing 65 mesh. This sample was homogenized and split with 4.2 kg stores as pulp reject and the remain 300g was fully analyzed using standard fire assay with AA finish in a series of six, individual 50 g aliquots. Results from the six individual aliquots were weight averaged together to determine the final grade for each sample.


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The process described above was time consuming, adversely impacted sample turn around time and QAQC sample turnaround. In an effort to streamline the preparation and analysis of the drill samples collected during Kinross' exploration effort, Kinross completed several studies at the start of the exploration program.

In April 2005, an audit of the RPM mine lab was undertaken by Kinross' Laboratory Manager from the Fort Knox Mine (Oleson 05) to assess lab equipment and procedures. The audit recommended changes in preparation and fluxing that were implemented immediately resulting in markedly improved productivity and QAQC performance. Variability between 50 g aliquots was reduced significantly.

In May 2005, Kinross commissioned Agoratek International (Gy, Bongarcon 05) to review sample preparation and analysis procedures with a specific mandate to assess the historical practice of assaying six individual 50 g aliquots per sample and averaging the results. Agoratek, concluded that three (3) 50 g analyses would be sufficient for determining the grade of any given sample.

Based on the lab audit and the Agoratek study, Kinross' standardized sample preparation and analytical procedure for the remainder of the exploration program was as follows:

Samples (typically 8.0 kg) are crushed to 95% passing 2.0 mm and homogenized at the RPM sample preparation lab. Approximately 6 kg of sample is stored as coarse reject; the remaining 2 kg of sample is split out and pulverized to 90% passing 150 mesh. This sample is homogenized and three (3) 50 g aliquots are selected for fire assaying with an AA finish. The remaining pulverized sample is maintained as a sample pulp reject.

Sample analyses were performed at three separate analytical labs during the exploration program. Two independent labs: Lakefield, Brazil and ALS Chemex, Vancouver was utilized due to the number of samples generated. RPM's lab at Paracatu also analyzed samples during the exploration program.


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The use of three separate analytical facilities in compiling the results for the
89 additional drill holes added and used in completing this resource and reserve estimate is beneficial in that it results in reduced potential of lab bias influencing the accuracy of the estimate.

1.13    DATA VERIFICATION

RPM staff has indicated that Rio Tinto employed rigorous data verification procedures. Kinross has not independently verified the data transcription against original sources for historical data. Kinross has verified 10% of the historical data collected between 1999 and 2004 against original source documents. The verification did not identify any concerns regarding the quality or accuracy of the historical data used in the December 31, 2005 resource model.

For the 2005 drill program, Kinross' exploration geologists managing the program verified all data. Gold grades were all double entered and weight averaged per sample, then the two databases were crosschecked with no significant errors or differences detected. Arsenic and sulphur assays have undergone initial cross-checking at the time of this report. Final checks were ongoing as are some QAQC batch re-runs. Batch reruns were redone if the blind standards inserted in the sample stream exceeded 2 standard deviations from the mean for any samples within the mineralized horizon.

The summary database spreadsheet was compared to the individual digital files sent by the different laboratories. Kinross is confident that the database is sufficiently free of errors to support the present mineral resource and mineral reserve estimates.

1.14    ADJACENT PROPERTIES

There are no other producing mines near the Paracatu mine. Fazenda Lavras is a gold prospect located approximately 13 km from Paracatu. It has some similarities with the Paracatu deposit but it is not in production. On a regional scale there are additional anomalies being investigated by Kinross.


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1.15    MINERAL PROCESSING AND METALLURGICAL TESTING

The existing process plant at Paracatu has operated continuously since 1987 and has had expansion upgrades in 1997 and 1999. In 2005, the plant processed 17.2 Mtpa and achieved an average gold recovery of 78.8%. The plant includes primary and secondary crushing, grinding, gravity and flotation circuits. A hydrometallurgical circuit leaches the concentrates and produces gold bullion.

Plant recoveries are estimated on the basis of sulphur and arsenic content in each block. The maximum possible flotation plant recovery is 86% and this decreases linearly with increasing sulphur and arsenic assays. Hydromet gold recovery is modeled at a constant 96.5%.

RPM recognized that further plant improvements were necessary to maintain current production levels in the face of increasing ore hardness. Exploration drilling had successfully traced the Paracatu deposit to depth and west of Rico Creek. Sampling indicated that ore hardness increased with increasing depth from surface.

In response to the increasing ore hardness, RPM began evaluating options to further increase plant throughput. In 2004, a Feasibility Study was completed by ECM, a Brazilian engineering firm. Aker-Kvaerner contributed technical expertise to ECM's study.

In June 2005, ECM completed a Plant Capacity Scope Study which considered several alternatives to increase plant throughput. All options considered in the Study assumed the installation of an in pit crushing and conveying system (IPCC) and 38 foot diameter Semi-Autogenous Grinding (SAG) mill which were the cornerstone assumptions in the original Feasibility Study.

Data on SAG mill performance was collected during a pilot plant program completed by RPM staff. The pilot plant data was run on 1,500 tonnes of Paracatu ore with WIs ranging from 5.5 to 12.0 kWh/t. In all, six different ore types were processed through a Koppers 6x2 foot SAG mill that was leased from


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CETEM, Rio de Janeiro, Brazil. The pilot plant testwork and analysis of the results were all completed under the supervision of a team of recognized expert in the filed of SAG mill design and operation.

In Q4 2005, SNC Lavalin and Minerconsult were contracted to complete basic engineering for the Expansion III Project. The scope of work included the IPCC, covered stockpile, 32 Mtpa mill, hydromet expansion, power supply, tailings delivery and water systems. The SAG mill and ball mills were purchased in December 2005. The basic engineering design and supporting capital and operating costs estimates will form the basis of the 2006 Feasibility Study.

The Expansion III Project will proceed in two stages over a four year period commencing in 2006. The first stage will increase plant capacity from 18 to 32 Mtpa. The new 32 Mtpa SAG mill plant will be constructed and once commissioned, the existing 18 Mtpa plant will be shut down and refurbished. Once refurbishment of the 18 Mtpa plant is complete, it will be restarted and tasked with processing the remaining B1 reserve. This will bring total plant throughput for the two lines to 50 Mtpa. When the soft BI ore is depleted in 2017, the throughput capacity will be limited to 41 Mtpa and then capacity will decrease further as work index increases above a value of 11 in 2024.

1.16    MINERAL RESOURCE AND RESERVE ESTIMATE

The mineral resource model for Paracatu is interpreted and estimated using Maptek Pty Ltd.s Vulcan(C) software.

The mineral resource model for Paracatu is developed from a series of NW-SE oriented drill sections that include analytical data from the drill programs, pre-mining topography and current mine development. The sections are used to define the contacts between the various mineral horizons of interest.

The December 31, 2005 resource model is based on visual observations resulting from Kinross' 2005 exploration drill campaign. Gold mineralization in the model is strongly related to visual geological factors such as the frequency of


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boudins, folding, shearing and arsenopyrite content. Higher grade gold results were found to correspond with a marked increase in boudins, folding, shearing and arsenopyrite content. This correlation was used to refine gold grade estimation in the resource model.

For the mineralization west of Rico Creek, the hanging and footwall contacts of the mineralized zone were based on visual observation in the drill core of the first and last occurrences of arsenopyrite and/or structural textures such as boudins, folding and shearing. West of Rico Creek, the mineralized unit dips at 20(0) to the SW, averages 120 to 150 meters in thickness with a gold grade of
0.40 g/t. The mineralized horizon remains open down dip and along strike, a result of limiting the 2005 exploration campaign within a $400 pit shell. The mineralized horizon demonstrate remarkable grade and geological continuity.

Within the mineralized horizon, a zone of intense structural deformation can be visually identified in drill core. The zone features increased occurrences of boudins, folding and shearing and an increased concentration of arsenopyrite. The Boudin Deformation Zone (BDZ) ranges in thickness from 60 to 80 meters, averages 0.60 g/t Au and also demonstrate remarkable grade and geological continuity.

East of Rico Creek, the mineralization is interpreted from the current mine working to the footwall contact of the zone as defined by the last occurrence of arsenopyrite. Kinross completed several holes in the NW quadrant of the deposit to ensure that the footwall limit was properly identified. The footwall limit had previously been interpreted by RPM geologists from drill data that had stopped well short of the footwall contact.

The geological information is interpreted on the sections and the resulting interpretation is imported into Vulcan(C) for further processing. Linear features (faults, lithologic contacts, and mineralization polygons are modeled as continuous three-dimensional surfaces and wireframes in Vulcan(C).


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The mineralized wireframes are used to extract sample data (gold, arsenic, sulphur, BWI, specific gravity) and code model blocks in a 50 x 50 x 12 (x, y,
z) meter block model.

Raw assay data for gold (1.0 meter samples) is composited into 6.0 meter intervals. The composite data is extracted using the wireframes produced from sectional interpretation. Each composite is coded according to the geological wire frame. Composites less than 2.0 meters in length are discarded and any duplicate (twinned) composites are also discarded. Grade capping for original
1.0 m assays is considered on a zone by zone basis. High-grade results occasionally occur in the 1.0 m sample results. Cumulative probability plots were calculated for B1, B2 and BDZ. A capping grade of 1.4 g/t was selected for both B1 and B2 based on the 99th percentile of the grade distribution. Within the BDZ the capping level was set at 1.6 g/t.

The extracted composite data for gold, arsenic and sulphur for each zone is analyzed using directional semi-variograms to determine the major, semi-major and minor axes and the influence of individual composites. The variograms are used to interpolate grades into the individual model blocks.

Gold grades are interpolated using Ordinary Kriging with each geological unit
(zone) estimated independently. The zone solids are used as hard boundaries and the composites must have the identical domain code item as the solids to be used in the interpolation process.

An octant search is used in all cases for grade interpolation. A minimum of 1 composite and a maximum of 12 composites are used within the search ellipsoid. A maximum of four adjacent samples are used from the same drillhole.

The resource model described in this report estimates specific gravity for each model block (50 x 50 x 12 meters). Specific gravity measurements for core samples are collected and assessed based on 4.0 m composite samples comprised of
8.0 cm core intervals selected for every 2.0 meters of core. Statistical and geostatistical analysis of the data is used to develop correlograms


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and fitted models for interpolation of specific gravity for the model blocks.
Interpolation extracts data for each geological zone and used the composite data to estimate the grade for each block within the zone using ordinary kriging.

A comparison with overall tonnage estimates estimated by the previous regression model compared to pit production statistics showed an increase in tonnage of about 7%. The December 2005 density model for B1 ore was therefore factored down by 7% to reflect operating experience. Only the B1 ore was factored downward. The density for the B2 horizon is on field measurements taken during the drill campaigns.

Most of the data supporting the 7% reduction originates form the B1 horizon which is notably more weathered and possibly, more variable as far as specific gravity is concerned. It is Kinross' opinion that in all likelihood, the more competent rocks in the B2 horizon will likely not demonstrate the same trend as the B1 rocks.

BWI data is also modeled from the composite data collected from the drill holes during sample preparation. BWI is interpolated for each block in the model using a nearest neighbour interpolation method.

Finally, each model block is assigned a metallurgical recovery based on results for sulphur (S) and arsenic (As). The metallurgical recovery is based on the following equation.

        Recovery = (a +(-2.36230 x S%) +(-0.0017 x As ppm)) x b) where

        a = theoretical maximum flotation recovery of 85.95352% and

        b = theoretical hydrometallurgical recovery or 96.5%

The resource model is classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

The resource model classification uses a combination of geostatistical methods and manual verification. The primary classification is the result of drill spacing analysis completed by Dr. B. Davis in April 2005, which is then manually verified.


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The resource model is exported to Whittle 4X(C), an accepted industry standard program used to estimate mineral reserves. Grade tonnage tables of the exported model are compared to a grade tonnage table from Vulcan(C) to ensure the accuracy of the transfer. Whittle 4X(C) optimizations are completed on the Measured and Indicated mineral resources to develop a series of nested pit shells. The shells are analyzed assuming a $US 400 per ounce gold price and a FEX of 2.65 Reais per US$. An optimum shell is selected to guide the design of the final pit.

The operating and capital costs used to complete the Whittle 4X(C) analysis are those estimated in the Plant Capacity Scoping Study. Capital costs were updated by ECM in 2005 to reflect current price increases and were based on recent supplier quotations for the major plant equipment. Operating costs for the recommended mine equipment fleet were estimated from first principles.

Geotechnical parameters are consistent with those provided by Golder and Associates in their report dated June, 2005 (Golder 05).

Pit design is completed using Datamine(C) modeling software. The optimum pit shell selected from Whittle 4X(C) is exported to Datamine(C) and used to guide manual pit design. The pit design parameters are described in detail in Section
17.0 of this report.

The final pit design is modeled in Datamine(C) to generate a final surface. The Vulcan(C) resource model is imported into Datamine(C) and the grade tonnage curve is verified to ensure the model matches the model exported from Vulcan(C). The pit design is used to extract the resource model blocks within the pit design and the blocks are reported by class (Measured, Indicated and Inferred) within the pit shell. Measured resources convert to Proven reserves, Indicated resources convert to Probable reserves and Inferred resources are reported separately.


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Mineral resources are estimated directly from Whittle 4X(C). The mineral resources presented in this report assume a gold price of US$ 450 per ounce and a FEX of 2.65 Reais per US$.

The mineral resources reported are the incremental difference between the optimum pit shell at US$ 450 per ounce and the design pit at US$ 400 per ounce. Total Proven Reserves at US$ 400 per ounce are subtracted from total Measured Resources at US$450 per ounce and the difference is reported as the measured resource at the US$ 450 per ounce price level. The same calculation is performed on the Probable and Indicated component.

1.17    CONCLUSIONS

The Paracatu mine is a model mining operation. Gold production has consistently met targeted levels in the 19 years the mine has been in operation. Over that period of time, the predictive accuracy of the mineral resource model has been verified by actual production experience.

RPM have completed a thorough pilot plant test confirming the amenability of the Paracatu ores to SAG milling. A Feasibility Study was completed on an option to increase throughput to 30 Mtpa with the addition of a SAG mill and in pit crushing and conveying system was completed in 2004 and updated in 2005 to reflect rising costs.

A Plant Capacity Scoping Study, examining the Net Present Values of various plant throughput rates was completed in Q2-2005. This study considered four throughput options:

        o       Maintain current plant throughput

        o       Expansion to 30 Mtpa

        o       Expansion to 50 Mtpa

        o       Expansion to 66 Mtpa


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The Plant Capacity Scoping Study was based on the updated costs from the
Feasibility Study. It is a detailed study and Kinross considers the costs to have been estimated to a pre-feasibility level of accuracy. Most of the major plant equipment is based on updated vendor quotations and site operating and construction costs are well known from operating experience at Paracatu.

The Plant Capacity Scoping Study indicated the best Net Present Value of the options considered was an expansion to a 50 Mtpa throughput rate. Discounted cash flow analyses indicate that the project has a positive cash flow at gold prices above US $ 400 per ounce.

1.18    RECOMMENDATIONS

Kinross considers the resource model to be very robust with minor risks associated with the estimation of gold grade.

The remaining arsenic, sulphur, work index and density results should be completed and added to the model. Kinross does not consider the missing data to pose any significant risk to the resource and reserve estimates stated in this report.


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2.0     INTRODUCTION AND TERMS OF REFERENCE

2.1     INTRODUCTION

The mineral resource and mineral reserve estimates summarized in this report are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves as required by Canada's National Instrument 43-101. This report has been prepared under the direct supervision of:

W. Hanson, P.Geo, Vice-President, Technical Services, Kinross Gold Corporation.

Mr. Hanson has personally visited the Paracatu mine on several occassions and has been directly involved in the work supporting the estimate disclosed herein.

This report has been prepared in support Kinross Gold Corporations (Kinross') December 31, 2005 resource and reserve disclosure. The resources and reserves are based on an updated resource model prepared in December 2005, and assumes that the existing operation would be expanded to increase plant throughput to 50 Mtpa.

ECM, a Brazilian consulting engineering company completed a Feasibility Study on the planned expansion in 2004. In June 2005, RPM and KTS staff prepared the Plant Capacity Scope Study that examined various plant throughputs and process options to determine the highest Net Present Value for each option. On September 2005, Kinross awarded SNC-Lavalin Engineers and Constructors and MinerConsult Engenharia a contract to complete Basic Engineering activities related to Expansion Plan lll.

2.2     TERMS OF REFERENCE

All units of measure (distance, area, etc,) unless otherwise noted are in metric units of measure.


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All monetary units are expressed in terms of October 2005 US dollars unless otherwise specified.

An exchange rate of $2.65 Brazilian reais per $1.00 US has been assumed throughout the Capacity Study and the 2006 Life of Mine Plan and, by extension, this Technical Report. KTS prepared a sensitivity analysis of the mineral reserves at an exchange rate of $2.45 Brazilian reais per $1.00 US.

2.3     GLOSSARY

        CIM      Canadian Institute of Mining Metallurgy and Petroleum

        CONAMA   National Environmental Council

        DNMP Departamento Nacional da Producao Mineral (National Department for Mineral Production)

        EIA      Environmental Impact Assessment

        g/t      grams per tonne

        IBAMA    Brazilian Institute for the Environment and Renewable Resources

        JORC     Joint Ore Reserves Committee

        KTS      Kinross Technical Services

        KWh/t    kilowatt-hours per tonne

        M        million

        Ha       hectares

        Mtpa     million tonnes per annum

        MW       megawatts

        oz(s)    troy ounce(s)

        PAE      Economic Development Plan

        ROM      run of mine


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        SAG      semi-autogenous grinding

        SGA      Environmental Management System

        SISNAMA  National Environmental System

        t        tonne(s)

        Tpa      tonnes per annum

        Tpd      tonnes per day

        Tph      tonnes per hour

2.4     SCOPE AND OBJECTIVES

This report is prepared in support of Kinross' December 31, 2005 resource and reserve estimate for the Paracatu Mine.

2.5     REPORT BASIS

This Technical Report is based on costs and financial analyses completed as part of the RPM Plant Capacity Scope Study completed in June 2005. The resource model and reserve estimate have been prepared by RPM and Kinross staff. Reserve estimates are based on a mine plan within design pit developed based on an optimized pit shell estimated by Whittle 4X(C). Current operating costs were adjusted to reflect increased throughput rates after completion of the proposed plant expansion detailed in the Plant Capacity Scoping Study.

The underlying data supporting the reserve estimate has been verified for accuracy by RPM staff and Kinross experts. No errors have been noted.

The lead author of this report has personally visited the project on several occasions and has reviewed the estimation methodology.

2.6     INDEPENDENT THIRD PARTY PARTICIPANTS

The following independent consultants have contributed indirectly to this report:


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Agoratek International                          Sampling Hetrogeneity Study

Dr. B. Davis, Independent Consultant            Optimum Drill Hole Spacing

ECM Engineering                                 Feasibility Study Expansion
                                                Project III

Holcombe, Couglin & Associates                  Structural Assessment


2.7     STUDY PARTICIPANTS

The following employees of Kinross have contributed to the report:

M. Belanger, P.Geo, Kinross Americas            Resource Estimation

C. Frizzo, Kinross Americas Exploration         Geology & QA/QC

B. Gillies, P.Geo, Kinross Gold Corporation     Geology & QA/QC

R. Henderson, P.Eng, Kinross Gold Corporation   Metallurgy & Process

K. Morris, P.Eng, Kinross Gold Corporation      Reserve Estimation

J. Oleson, Kinross, Fort Knox Operations        Laboratory Audit

Dr. R. Peroni, Rio Paracatu Mineracao           Resource Estimation

W. Phillips, Kinross Americas                   Metallurgy and Process

L. A. Tondo, Rio Paracatu Mineracao             Metallurgy and Process


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2.8     DISCLAIMER

This document has been prepared by Kinross Gold Corporation's Technical Services Department (KTS). The document summarizes the professional opinion of the author(s) and includes conclusions and estimates that have been based on professional judgement and reasonable care. Said conclusions and estimates are consistent with the level of detail of this study and based on the information available at the time this report was completed. All conclusions and estimates presented are based on the assumptions and conditions outlined in this report. This report is to be issued and read in its entirety. Written or verbal excerpts from this report may not be used without the express written consent of the author(s) or officers of Kinross Gold Corporation.


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3.0     PROPERTY DESCRIPTION AND LOCATION

3.1     PROPERTY DESCRIPTION

The Paracatu Mine (locally known as Morro do Ouro) is operated by Rio Paracatu Mineracao (RPM), a wholly owned subsidiary of Kinross Gold Corporation (Kinross). The mine has been in continuous operation since 1987.

The mine includes an open cast mine, process plant, tailings impoundment area and related surface infrastructure and support buildings. Current plant throughput averages 18 Mtpa.

Currently, mining does not require any waste removal (stripping) and just a limited amount of explosive is necessary to blast the harder ores prior to excavation. Ore is ripped and pushed into piles by CAT D10 dozers. CAT 992 front-end loaders load the ore from the piles into CAT 777 rigid frame haul trucks that transport the ore to the existing crusher.

Ore hardness increases with the depth from surface and as a result, modeling the hardness of the Paracatu ore is as important as modeling the grade. Ore hardness is modeled based on Bond Work Index (BWI) analyses of diamond drill samples. RPM currently estimates that blasting of the Paracatu ore will be necessary for blocks with a BWI greater than 8.5 kWh/t

The mineral resources and mineral reserves supported by this Technical Report assume implementation of Expansion Plan III.

The planned Expansion Plan III proposes to increase plant throughput to 30 Mtpa then 50 Mtpa, allowing more efficient treatment of harder ores at depth and the arsenopyrite rich ores. It is expected that with the Expansion Plan lll a fleet of larger mining equipment comprising 218 tonne trucks and either hydraulic or electric shovels will be purchased. KTS has prepared a trade-off study comparing various combinations of trucks and loading units. Capital and operating costs were also estimated.


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3.2     LOCATION

The mine is located less 3 km north of the city of Paracatu (population 75,000) in the northwest part of the state of Minas Gerais, Brazil. Paracatu is located approximately 230 km from Brazil's capital, Brasilia at latitude 17(degree)3'S and longitude 46(degree)35'W. Figure 3-1 is a location map showing the location of Paracatu (in red).

                     FIGURE 3-1 - PARACATU MINE LOCATION MAP






                                    [PICTURE]






The mine is located at an elevation of 780 m above sea level.


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3.3     TITLE AND OWNERSHIP

In Brazil, the Departamento Nacional da Producao Mineral (DNPM) issues all mining leases and exploration concessions. Mining leases are renewable annually, and have no set expiry date. Each year RPM is required to provide information to DNPM summarizing mine production statistics.

RPM currently holds title to two contiguous mining claims totalling 1,258 hectares:

        o DNPM Nos. 830.241/80 and 800.005/75 are outlined in blue in Figure 3-2 below. The mine and most of the surface infrastructure, with the exception of the tailings impoundment area, lie within the two mining licenses. The mining claims are confirmed by legal survey.

The current tailings impoundment is located on lands to which RPM has negotiated surface rights with the former landowner(s).

RPM also holds title to 28 exploration concessions (21,250 hectares), shown in red and magenta outlines in Figure 3-2. RPM also has applications before the DNPM for an additional 9 concessions (16,974 hectares), shown in black in Figure 3-2, in and around the Paracatu area.

Exploration concessions are granted for a period of three (3) years. Once a company has applied for an exploration concession, the applicant holds a priority right to the concession area provided no previous ownership exists. The owner of the concession can apply to have the exploration concession successively renewed. Renewal is at the sole discretion of DNPM.

Granted exploration concessions are published in the Official Gazette of the Republic (OGR), which lists individual concessions and their change in status.

The exploration concession grants the owner the sub-surface mineral rights. Surface rights can be applied for if the land is not owned by a third party.

The owner of an exploration concession is guaranteed, by law, access to perform exploration field work, provided adequate compensation is paid to third party


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landowners and the owner accepts all environmental liabilities resulting from the exploration work.

In instances where third party landowners have denied surface access to an exploration concession, the owner maintains full title to the concession until such time as the issue of access is negotiated or legally enforced by the courts. Access is guaranteed under law so eventually; the owner will gain access to the exploration concession. Once access is obtained, the owner will have three (3) years to submit an ER on the concession. This process is known as Servidao and RPM has used it to obtain the surface rights from the landowners during development of the current mine.

The owner of a mineral concession is obligated to explore the mineral potential of the concession and submit an Exploration Report (ER) to DNPM summarizing the results of the fieldwork and providing conclusions as to the economic viability of the mineralization. The content and structure of the report is dictated by DNPM and a qualified professional must prepare the report.

DNPM will review the ER for the concessions and either:

        o approve the report, provided DNPM concurs with the report's conclusions regarding the potential to exploit the mineralization,

        o dismiss the report should the report not address all requirements in which case the owner is given a term in which to address any identified deficiencies in the report or,

        o postpone a decision on the report should it be decided that exploitation of the deposits are temporarily non-economic.

Approval, dismissal or postponement of the ER is at the discretion of the DNPM. There is no set time limit for the DNPM to complete the review of the ER. The owner is notified of the DNPM's decision on the ER and the decision id published in the OGR.


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On DNPM approval of the ER, the owner of an exploration concession shall have one year to apply for a mining lease. The application must include a detailed Development Plan (DP) outlining how the deposit will be mined.

DNPM will review the DP and decide whether or not to grant the application. The decision is at the discretion of DNPM but approval is virtually assured unless development of the project is considered harmful to the public or the development of the project compromises interests more relevant than industrial exploitation. Should the application for a mining lease be denied for exploration concessions for which the ER has been approved, the owner is entitled to government compensation.

On approval of the DP, DNPM will grant the mining license, which will remain in force until the depletion of the mineral resource. DNPM will publish the change in the OGR.

RPM holds clear title to all the exploration concessions listed in Table 3-1. As previously noted, access to said concessions is guaranteed under law. Given the mines exemplary operations record for the past 18 years, there is no reason to suspect that application to convert said exploration concessions to mining leases would be denied.

RPM currently has applications before DNPM to convert four exploration concessions to mining lease status. The four concessions are highlighted with green shading in Figure 3-2. The current status of this application is summarized below for each exploration concession.

        o       EXPLORATION PERMIT 831205/85

                The ER was submitted and approved on April 22, 2002. The mine claim request was submitted on April 17, 2005 and is dependent on the subsequent presentation of the DP that is planned for 25 November, 2005. Once all necessary material is submitted to the DNMP, it is expected to take approximately six months to obtain the final mining claim.


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        o       EXPLORATION PERMIT 830907/99

                The ER was submitted and approved on April 22, 2002. The mine claim request was submitted on April 17, 2005. As per the claim above, its acceptance depends on the presentation of the DP to be submitted on November 25, 2005. The mining claim is expected after a period of six months following the presentation.

        o       EXPLORATION PERMIT 832228/93

                Title was effectively changed from GALESA (Rio Tinto) to RPM on November 22, 2005. RPM must present the ER and DP for this area to obtain the mining lease. It is expected to take approximately six months.

        o       EXPLORATION PERMIT 832225/93

                This exploration concession renewal is due January 1, 2006. RPM must present the ER and DP to obtain a mining lease. Once all reports are submitted, it is expected to take six months to go through the process established by the DNPM.

Table 3-1 summarizes RPM's current mining licenses and exploration concessions.


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      TABLE 3-1 SUMMARY OF RPM MINING LICENSES AND EXPLORATION CONCESSIONS

-------------------------------------------------------------------------------------------------------
      DNPM                    TYPE                     DATE             MINING LEASE            AREA
      (#)                                            Acquired         Application Date       (Hectares)
-------------------------------------------------------------------------------------------------------
830.241/80       Mining Lease                        03/11/80                                      828
800.005/75       Mining Lease                        01/02/75                                      430
-------------------------------------------------------------------------------------------------------
                 SUBTOTAL                                                                        1,258
-------------------------------------------------------------------------------------------------------
831.205/85       Exploration Concession              08/26/85                04/17/05               20
830.907/99       Exploration Concession              05/17/99                04/17/05               28
835.561/93       Exploration Concession              10/18/93            -                         131
832.228/93       Exploration Concession              06/21/93                11/22/05              990
832.225/93       Exploration Concession              06/21/93                01/01/06              938
832.227/93       Exploration Concession              06/21/93            -                          21
832.229/93       Exploration Concession              06/21/93            -                         950
805.862/75       Exploration Concession              07/02/75            -                         187
805.863/75       Exploration Concession              07/02/75            -                         130
831.848/93       Exploration Concession              06/07/93            -                         409
832.224/93       Exploration Concession              06/21/93            -                         171
831.823/99       Exploration Concession              09/24/99            -                         908
831.561/99       Exploration Concession              10/18/99            -                         976
830.253/00       Exploration Concession              02/10/00            -                       1,538
830.742/05       Exploration Concession              04/04/05            -                         381
830.743/05       Exploration Concession              04/04/05            -                       1,275
830.800/05       Exploration Concession              04/11/05            -                         461
830.801/05       Exploration Concession              04/11/05            -                         229
831358/05        Exploration Concession              06/13/05            -                         139
831537/05        Exploration Concession              07/04/05            -                         403
831892/05        Exploration Concession              08/17/05            -                           1
831893/05        Exploration Concession              08/17/05            -                         210
831894/05        Exploration Concession              08/17/05            -                       1,776
831895/05        Exploration Concession              08/17/05            -                       2,000
831896/05        Exploration Concession              08/17/05            -                       1,879
831897/05        Exploration Concession              08/17/05            -                       1,992
831898/05        Exploration Concession              08/17/05            -                       1,750
831899/05        Exploration Concession              08/17/05            -                       1,358
                 --------------------------------------------------------------------------------------
                 SUBTOTAL                                                                       21,250
                 --------------------------------------------------------------------------------------
831900/05        Exploration Concession              08/17/05            -                       1,881
832064/05        Exploration Concession              09/02/05            -                       2,000
832065/05        Exploration Concession              09/02/05            -                       2,000
832233/05        Exploration Concession              09/21/05            -                       2,000
831942/05        Exploration Concession              08/22/05            -                       1,967
831943/05        Exploration Concession              08/22/05            -                       1,316
831944/05        Exploration Concession              08/22/05            -                       1,986
831945/05        Exploration Concession              08/22/05            -                       1,841
832389/05        Exploration Concession              10/04/05            -                       1,984
                 --------------------------------------------------------------------------------------
                 SUBTOTAL                                                                       16,974
-------------------------------------------------------------------------------------------------------


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              FIGURE 3-2 PARACATU MINING AND EXPLORATION CLAIM MAP











                                    [PICTURE]











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3.4     PERMITTING

3.4.1   BRAZILIAN FRAMEWORK FOR THE ENVIRONMENT

The Brazilian environmental policy is executed at three different levels of public administration - federal, state and municipal. Coordinating and formulating the Brazilian Environmental Policy is the responsibility of the Ministry for the Environment. Directly linked to it is the National Environmental Council (CONAMA), the deliberative and consultative board for environmental policy. CONAMA's responsibility is to establish the rules, standards and criteria guidelines so that environmental licensing can be granted and controlled by the state and municipal local environmental agencies which are part of the National Environmental System (SISNAMA), and by the Brazilian Institute for the Environment and Renewable Resources (IBAMA). IBAMA is the government agency under the jurisdiction of the Ministry for the Environment, and is the agency responsible for executing the Brazilian Environmental Policy at the federal level.

The basic environmental process is initiated with the collection of baseline data, following the submission of a conceptual mine plan. Baseline data collection is followed with an Environmental Impact Assessment (EIA), leading to an Environmental Impact Report (RIMA), which is a summary of the EIA presented in simple language adequate to public communication and consultation. The EIA and RIMA are made available for public review and comment.

Once the EIA/RIMA process is complete, the Environmental License (LA) is required to move the project forward. The LA is issued by the State Agency, under guidelines developed by the CONAMA. There are a number of components to the Environmental License:

        o PRIOR LICENSE (LP) - this is relevant to the mining project's preliminary planning stage and contains the basic requirements to be met during the location, installing and operating stages, in accordance with the municipal, state or federal plans for soil use.


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                Requirements must meet regulations, criteria and standards set out in the general guidelines for environmental licensing issued by the CONAMA. In addition, the criteria and standards established by the state environmental agency must be met, in the scope of the agencies area of jurisdiction, providing there is no conflict with federal level requirements.

                o The Mining Plan and the EIA/RIMA are technical documents required for obtaining the Prior License. This process is concurrent with the request for a mining concession.

        o INSTALLATION LICENSE (LI) - authorizes the start of the mining project, including implementation and installation of the project, according to the specifications in the approved Environmental Control Plan. After the LP is granted, an Economic Development Plan (PAE) is prepared, to be approved by the National Department for Mineral Production (DNPM), as well as an Environmental Control Plan (PCA, based on the Environmental Management System (SGA), to be approved by local Environmental Agency in order for the Installation License and the land clearing (deforestation) license to be issued. At this stage, a closure plan is also required, to be submitted for the DNPM's approval.

        o OPERATING LICENSE (LO) - authorizes, after necessary confirmation, the start of the licensed activity and functioning of its pollution control equipment, according to that set out in the Prior and Installation Licenses. During the operating phase of the Project, Annual Mining Reports (RAL) are submitted by the company for DNPM's approval. In the closure phase, the company applies for a Conformity Certificate from the environmental agency and DNPM, after the decommissioning, restoration and environmental monitoring operations are finished.


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Figure 3-3 is a simplified diagram of the environmental and mining rights, licensing and control processes.

Kinross is confident that RPM holds clear mineral title to the resources and reserves discussed in this report.





























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        FIGURE 3-3 BRAZILIAN ENVIRONMENTAL LICENSING AND CONTROL PROCESS















                                    [PICTURE]














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Environmental licenses related to Expansion Plan III have been obtained from the
Environmental Regulatory Authorities; these include the Preliminary License (PL) allowing mining below the water table and the Installation License (IL) for installing the major plant equipment for phase I of Expansion Plan III.

3.4.2   CURRENT OPERATIONS STATUS

One of the initial conditions satisfied by RPM in obtaining a mining license was that an Environmental Impact Assessment (EIA) was successfully filed with the State of Minas Gerais environmental agency. During the time that the mining license is effective, the Operation License must be renewed every four years. In the year 2000, RPM was the first Brazilian gold mining company to receive ISO 14001 certification. The mine has implemented excellent environmental care and monitoring programs. They include complete acid rock drainage (ARD) prediction and control program for mining the B2 sulphide ore and reclamation research and studies carried out in partnership with Vicosa Federal University (UFV) to define the final profile and vegetation for mined areas and the tailings dam.

RPM is currently licensed to draw a set amount of water from the Sao Domingos, Santa Rita and Sao Pedro rivers. As previously discussed, any additional water demands are likely to be a sensitive issue in the community. It is likely that applications to increase water drawdown from the rivers will require public and government consultation and possibly additional environmental study. RPM staff has expressed confidence that Expansion Plan III can be completed under current water drawdown rates.

Another permitting factor affecting Expansion Plan III is mining on the exploration claims west of Rico Creek. Rico Creek is a historic placer mining area and the soils in and around the creek are contaminated with mercury. The creek plays an important role in the community however and any disruption of the creek had to be carefully presented to the community.

A communication process about Expansion Plan III was initiated in November 2003. A series of presentations outlining the benefits to the community and


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describing the environmental impact of the planned expansion were initially presented to a representative group of RPM employees and selected opinion maker groups in the town of Paracatu including the local press. From these initial meetings, a strategy was developed to communicate Expansion Plan III to the community. The planned diversion of Rico Creek to allow continued mining of the deposit was one of the main focus areas for the community.

Public perception of this process has been very positive as evidenced by the factthat no public hearings were requested after the EIA study was submitted to FEAM (the environmental agency). Legally, any party could call for a public hearing, at any time, within 45 days of submission of the EIA. This clearly indicates that the communication process was successful in building public support for the project within the local community.

The final potentially significant permitting issue is related to approvals to mine below the water table. Currently the mine is not permitted to mine below the water table. This would require a specific permit that is issued by the State Water Authority. RPM personnel have indicated that it is reasonable to assume that the necessary government approvals will be granted in the first quarter of 2006. RPM has not actively pursued the necessary permits as there were sufficient mineral reserves above the water table to support the long-range mine plan. For the Expansion Project lll, however, these reserves become very important. The impact of lowering the water table in the areas influenced by the mine was studied in details by RPM. A Geohydrological and Geohydrochemical model to identify the underground flows and water quality has been generated to support the EIA study. The results were also communicated to the community. No public hearing was requested after the EIA submission.

On September 29, 2005 RPM was granted the Previous Licence (LP) during a meeting of the Environmental Executive Committee (COPAM) at the Minas Gerais State Environmental Agency (FEAM).


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RPM is finalizing some documents related to the LP and the Environmental Control
Plan. This documentation should be submitted to the Environmental Agency by November 15, 2005. The Installation Licence (LI), which will allow starting with the expansion installation works, is expected to be granted in April 2006.

Kinross is confident that all necessary permits for the planned expansion and the acquisition of all necessary surface rights is guaranteed under Brazilian mining law. Kinross is not aware of any limitations that would dent successful permitting of the project described herein.

3.5     ROYALTIES

RPM must pay to the DNMP a royalty equivalent to 1% of net sales. Another 0.5% has to be paid to the holders of surface rights in the mine area if the rights are not already owned by RPM.


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4.0     ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the site is provided by the federal highway system, a network of modern, paved roads that are maintained by the federal government. A small paved airstrip also services the community. The airstrip can accommodate small, charter aircraft.

The Paracatu mine is located 230 km southeast of the national capital, Brasilia (pop. 2.1 million) and 480 km northwest of the state capital Belo Horizonte (pop. 2.5 million). Both cities are modern cities with industrial and manufacturing facilities. Belo Horizonte is considered the "mining capital" of Brazil and several major mining suppliers and engineering companies are headquartered there.

Paracatu is located in the Brazilian savannah, a region characterized by low rolling hills that have been largely cleared of vegetation to support farming along with cattle ranching. The elevation at the mine site is 780 meters above sea level. The region is largely dependent on agriculture with soya beans being the predominant crop.

The Paracatu mine is the largest industrial enterprise in the region, employing 750 people, most of who live in the city of Paracatu.

There are two distinct seasons, a rainy season from October to March and a dry season from April through to September. Temperatures average 20(degree) Celsius, ranging from a high of 35(degree) C to a low of 15(degree) C. Average annual rainfall totals between 850-1800 mm.

Domestic water for the mine is obtained from the city of Paracatu, via pipelines from the municipal water company provider. Process water is largely recycled from the tailings pond. Make up water is drawn from the Sao Domingos and Sao Pedro rivers during the rainy season to maintain the water level in the tailings dam at a level sufficient to provide adequate water during the dry season. The mine also has access to artesian wells as an emergency water supply.


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The Sao Domingos and Sao Pedro rivers provide all the water necessary to support agricultural irrigation in the area. As such, the drawdown of additional water is considered a sensitive issue in the community and was identified by RPM staff as a potential limiting factor in the design of the SAG Mill Expansion Project. RPM staff carefully monitored densities in the process circuit and concluded that the SAG Mill Expansion could be operated without having to modify their existing water drawdown permits.

The mine is connected to the national power grid, which relies mainly on hydroelectric generation. Electricity is subject to a free market environment with consumers able to select their supplier of choice. RPM obtains electricity from Centrais Eletricas Minas Gerais (CEMIG). The mine has a small emergency power capability, used for critical process equipment that cannot be suddenly stopped such as thickeners and CIL tank agitators.

The mine has established surface areas for tailings disposal, and for its mineral processing facilities. These are sufficient to meet the future needs as defined by the Life of Mine Plan. In the case of the tailings storage, the impoundment dam will be raised in a series of lifts to provide the necessary storage volume.


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5.0     PROJECT HISTORY

The mining history of the Paracatu region is closely associated with the activities of the Portuguese bandeirantes expeditions who prospected for gold in Brazil's interior, arriving in the Paracatu region in 1722 after the discovery of gold alluvial placers.

Alluvial mining peaked during the second half of the 18th century. The alluvial mining was not limited to the placer deposits along Rico Creek, they also exploited the oxidized ore outcrop on the top of Morro do Ouro hill or the "Hill of Gold".

Gold production declined sharply in the region during the first decade of the 19th century. From this point forward, production was limited to "garimpeiros", subsistence level mining practiced by local inhabitants. Various prospectors explored the region but economically viable operations were limited as a result of the low-grade nature of the deposits.

Beginning in 1970, Paracatu attracted some attention from mineral exploration companies looking for lead and zinc deposits in the area. The interest in the gold of Morro do Ouro was secondary as the majority of the companies were not attracted by the gold grade, considered to be too low to be economically extracted.

In 1980, Rio Tinto, operating in Brazil under the name of Riofinex do Brasil, joined with Billiton in a partnership to explore land in Brazil. Billiton owned the Morro do Ouro area but had no interest in investing in the area. In 1984 Billiton sold the balance of its shares in the Morro do Ouro area to Riofinex. Riofinex embarked on a surface exploration program that focused on the oxidized and weathered horizons of the Moro do Ouro area. At the end of 1984, based on the data from hundreds of test pits (up to 25 m deep) and further supported by a total of 44 drill holes, a reserve of 97.5 Mt at 0.587g/t Au was estimated at what is currently known as the Paracatu Mine.


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This estimate only included the superficial oxidized ore, then categorized as type C or T ore. Despite the low gold grade, Riofinex's geologists believed that profitable extraction of the ore could be realized. In 1985 this was confirmed by a feasibility study. Total investment up to that period was $7.3 million including ground acquisition costs, exploration costs, and the cost of the feasibility study.

Approval was granted by Rio Tinto to construct a mining project at a capital cost of approximately US$ 65 million, on the condition that a Brazilian partner could be secured for the venture. At the end of 1985, RTZ Mineracao, successor to Riofinex, struck a joint venture agreement with Autram Mineracao e Participacoes (Autram) to joint venture the project through a new company, Rio Paracatu Mineracao (RPM), with Rio Tinto holding a 51% operating interest and Autram the remaining 49%.

Autram's interest was ceded to TVX Participacoes who later became TVX Gold Inc.
(TVX). TVX entered into an agreement with Newmont that resulted in Newmont and TVX holding a 24.5% interest in Paracatu. In early 2003, TVX acquired Newmont's 24.5% interest resulting in TVX having a 49% interest in Paracatu. Almost immediately, Kinross acquired TVX's interest as part of the Kinross, TVX, Echo Bay Mines Ltd (EBM), merger agreement.

Production at Paracatu commenced in October 1987 treating oxidized and highly weathered ore from the C and T ore horizons described in Section 5.0 of this report. The first gold bar was poured in December 1987. The following year, the mine throughput reached the design capacity of 6.1 Mtpa.

After start up, the throughput rate was progressively increased to 13 Mtpa, as a result of a number of improvement programs. In 1993, an $18.3M Optimization Project was commissioned providing extra water and flotation capacity for the circuit.

Throughput at Paracatu was increased again to 16 Mtpa in 1997 after completion of Expansion Project I with a capital cost expenditure of $47.3 M.


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Expansion Project II (1999) increased the mill throughput to 20 Mtpa after a capital investment of $6.2M. Due to an increase in ore hardness, throughput has now fallen to the 18.0 Mtpa level.

Total capital investment to December 31, 2004 totalled $249.4 M dollars. This includes the initial purchase costs of the land, all engineering, the initial construction costs, later optimization and expansion capital costs, the purchase of the mining fleet and other smaller capital investments to optimize the existing project.

The plant currently produces approximately 200,000 ounces of gold annually at an average cash cost of $220 per ounce

In December 2004, Kinross purchased Rio Tinto's 51% interest in the RPM mine giving Kinross a 100% interest in RPM and the Paracatu mine.

Table 5-1 summarizes the historic life of mine production at Paracatu since it began commercial production in 1987.

               TABLE 5-1 PARACATU LIFE OF MINE PRODUCTION SUMMARY

------------------------------------------------------------------------------------------------------------------------------------
            YEAR            1987      1988       1989       1990       1991       1992       1993      1994       1995        1996
------------------------------------------------------------------------------------------------------------------------------------
 Tonnes milled (million)       0.5       6.2        8.2        9.3       10.1       10.5       13.0      13.4       13.6        13.5
 Feed grade (Au g/t)          0.78      0.77       0.67       0.64       0.61       0.58       0.50      0.50       0.49        0.50
 Gold Produced (oz)          3,884   113,257    145,844    160,258    166,053    167,000    174,699   169,003    162,844     165,646
------------------------------------------------------------------------------------------------------------------------------------
            YEAR              1997      1998       1999       2000       2001       2002       2003      2004       2005       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
 Tonnes milled (million)      15.3      15.6       17.5       19.7       16.5       18.4       18.4      17.3       17.2       254.2
 Feed grade (Au g/t)          0.47      0.48       0.45       0.47       0.45       0.48       0.44      0.44       0.42        0.50
 Gold Produced (oz)        156,687   181,305    188,938    228,866    186,915    224,539    200,691   188,574    180,522   3,165,524
------------------------------------------------------------------------------------------------------------------------------------

Table 5-2 summarizes the mineral resource and reserve estimates for the Paracatu mine since Kinross acquired an interest in the property in December 2002. In 2002 and 2003, Kinross held a 49% interest in the property with Rio Tinto, the operator, holding the


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remaining 51%. RPM estimated and reported mineral resources and reserves in 2002 and 2003 according to the Australian Institute of Mining and Metallurgy (AusIMM) Joint Ore Reserves Committee (JORC) Code. Kinross acquired Rio Tinto's 51% interest in December 2004 and reported mineral resources and reserves according to the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) Standards. There are no material differences between JORC and CIM resource and reserve classifications.

          TABLE 5-2 HISTORICAL MINERAL RESOURCES AND RESERVE ESTIMATES

-----------------------------------------------------------------------------------------------------------------------------
                KINROSS      GOLD       REPORTING
     Date      Ownership    Price          Code                Classification          Tonnes        Grade           Gold
                  (%)      (US$/oz)                                                  (x 1,000)      (Au g/t)       (Au ozs)
-----------------------------------------------------------------------------------------------------------------------------
  31-Dec-02       49%        $300          JORC      Proven                            156,547         0.43        2,163,000
                                                                                 --------------------------------------------
                             $300                    Probable                           24,402         0.43          337,000
                                                     ------------------------------------------------------------------------
                             $300                    PROVEN & PROBABLE                 180,859         0.43        2,500,000
                                                     ------------------------------------------------------------------------
                             $325                    Measured                           14,700         0.46          217,000
                                                                                 --------------------------------------------
                             $325                    Indicated                          69,580         0.38          850,000
                                                     ------------------------------------------------------------------------
                             $325                    MEASURED AND INDICATED             84,280         0.39        1,067,000
                                                     ------------------------------------------------------------------------
                             $325                    INFERRED                           27,400         0.40
-----------------------------------------------------------------------------------------------------------------------------
  31-Dec-03       49%        $325          JORC      Proven                            163,971         0.42        2,225,000
                                                                                 --------------------------------------------
                             $325                    Probable                           31,829         0.38          388,000
                                                     ------------------------------------------------------------------------
                             $325                    PROVEN & PROBABLE                 195,800         0.42        2,613,000
                                                     ------------------------------------------------------------------------
                             $350                    Measured                                -            -                -
                                                                                 --------------------------------------------
                             $350                    Indicated                          76,627         0.39          966,000
                                                     ------------------------------------------------------------------------
                             $350                    MEASURED AND INDICATED             76,627         0.39          966,000
                                                     ------------------------------------------------------------------------
                             $350                    INFERRED                           30,508         0.37
-----------------------------------------------------------------------------------------------------------------------------
  31-Dec-04      100%        $350          CIM       Proven                            425,947         0.44        6,025,000
                                                                                 --------------------------------------------
                             $350                    Probable                          178,464         0.43        2,437,000
                                                     ------------------------------------------------------------------------
                             $350                    PROVEN & PROBABLE                 604,411         0.44        8,463,000
                                                     ------------------------------------------------------------------------
                             $400                    Measured                            1,645         0.30           16,000
                                                                                 --------------------------------------------
                             $400                    Indicated                             647         0.31            6,000
                                                     ------------------------------------------------------------------------
                             $400                    MEASURED AND INDICATED              2,292         0.30           22,000
                                                     ------------------------------------------------------------------------
                             $400                    INFERRED                           71,881         0.40
-----------------------------------------------------------------------------------------------------------------------------
  22-Nov-05      100%        $400          CIM       Proven                            807,341         0.44       11,212,000
                                                                                 --------------------------------------------
                             $400                    Probable                          139,633         0.46        2,068,000
                                                     ------------------------------------------------------------------------
                             $400                    PROVEN & PROBABLE                 946,974         0.44       13,280,000
                                                     ------------------------------------------------------------------------
                             $450                    Measured                          110,837         0.43        1,530,000
                                                                                 --------------------------------------------
                             $450                    Indicated                          11,069         0.41          147,000
                                                     ------------------------------------------------------------------------
                             $450                    MEASURED AND INDICATED            121,906         0.43        1,677,000
                                                     ------------------------------------------------------------------------
                             $450                    INFERRED                          122,981         0.43
-----------------------------------------------------------------------------------------------------------------------------

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6.0     GEOLOGICAL SETTING

In May 2005, R. Holcombe of Holcombe Coughlin and Associates, an independent structural geology consulting firm, visited the site and conducted fieldwork to isolate the structural controls on mineralization at Paracatu.

Holcombe hypothesizes that the mineralization at Paracatu is closely related to the thrust faulting that emplaced the Paracatu Formation to the NW over top of younger rocks of the Vazante Formation. Gold and sulphide mineralization was emplaced syn-deformationally, localized from the surrounding sediments through metamorphic alteration and concentrated into high stress areas where shearing was greatest during thrusting. Silica and carbonate were stripped out of the high strain zones resulting in an increase in graphite, providing an ideal chemical trap to precipitate gold and sulphide minerals out metamorphic remobilization fluids generated by pressure from the lithostatic pile.

6.1     REGIONAL GEOLOGY

The mineralization is hosted by a thick sequence of phyllites belonging to the basal part of the Upper Proterozoic Paracatu Formation and known locally as the Morro do Ouro Sequence. The sequence outcrops in a northerly trend in the eastern Brasilia Fold Belt, which, in turn, forms the western edge of the San Francisco Craton. The Brasilia Fold Belt predominantly consists of clastic sediments, which have undergone lower greenschist grade metamorphism along with significant tectonic deformation.

A series of east-northeast trending thrust faults are extensively developed along the belt. Metamorphic grade increases towards the west as the thickness of the fold belt increases. The timing of deformation is estimated at between 800-600 Ma during the Brasiliano orogenic cycle and the mineralization is believed to originate syngenetically with this period of deformation.

A number of anomalous gold occurrences have been mapped in the area. Most are hosted in rocks similar to those being mined at Paracatu. Stratigraphic


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correlation between the know occurrences is difficult, largely as a result of fault offsets and lack of true marker units. It is not certain that these other mineralized occurrences are within the same stratigraphic horizon as Paracatu.

Mineralization at Cabeca Seca and Luziania occurs along the same northwest linear trend as Paracatu. This trend defines a significant regional gravity anomaly.

Figure 6-1 is a regional geological map of the Paracatu district modified as per Holcombe 2005.




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                  FIGURE 6-1 REGIONAL GEOLOGY PARACATU DISTRICT










                                    [PICTURE]









6.2     LOCAL GEOLOGY

The phyllites at Paracatu lie within a broader series of regional phyllites. The Paracatu phyllites exhibit extensive deformation and feature well developed quartz boudins and associated sulphide mineralization. Sericite is common, likely as a result of extensive metamorphic alteration of the host rocks.

Primary sedimentary features and bedding planes are easily recognizable but are intensively deformed with development of thrusting, bedding plane thrusting, sygmoidal and boudinage structures as can be observed in Figures 6-2 and 6-3 below.


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       FIGURE 6-2 TYPICAL SULPHIDE MINERALIZATION IN BOUDINAGE STRUCTURES








                                    [PICTURE]








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                     FIGURE 6-3 SMALL SCALE THRUST FAULTING






                                    [PICTURE]






Mineralization at Paracatu is closely related to a period of ductile deformation, associated shearing and thrust faulting. Overall, the Morro do Ouro sequence has been thrust to the northeast. Intense, low angle isoclinal folds are commonly observed. The mineralization plunges to the west-southwest at 15 to 20(degree) and there is secondary folding with axial planes striking to the northwest resulting in kink bands and egg box folds in some areas.

The mineralization appears to be truncated to the north by a major normal fault trending east-northeast as mapped in Figure 6-4. The displacement along this fault is not currently understood but the fault is used as a hard boundary during mineral resource estimation. The current interpretation is that the fault has displaced the mineralization upwards and natural processes have eroded away any mineralization in this area.


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                FIGURE 6-4: LOCAL GEOLOGY OF THE PARACATU DEPOSIT

























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Figure 6-5 presents a conceptualized geological cross section looking to the
Northwest through the Paracatu deposit. The section shows the high strain zone in pink surrounded by the weakly mineralized phyllites of the Morro do Ouro sequence. Kinross' exploration results and the resource and reserve estimate summarized in this report are the results collected from following the high strain zone to the southwest, down dip from Rico Creek.

     FIGURE 6-5 CONCEPTUAL GEOLOGICAL CROSS SECTION OF THE PARACATU DEPOSIT












                                    [PICTURE]













6.3     DEPOSIT GEOLOGY

The Paracatu mineralization is subdivided into 4 horizons defined by the degree of oxidation and surface weathering and the associated sulphide mineralization. These units are, from surface, the C, T, B1 and B2 horizons. Figure 6-6 presents the conceptual pre-mining weathering surface and established the relative relationship between the various zones. Mining to date has exhausted the C and T


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horizons. The remaining mineral reserves are exclusively hosted in the B1 and B2 horizons.

               FIGURE 6-6 CONCEPTUAL PRE-MINING WEATHERING PROFILE






                                    [PICTURE]







Type C mineralization occurs at surface and extends to 20 - 30 meters from surface. Type C mineralization is completely altered with no remaining sulphides. It also features localized laterite development.

The T horizon is generally only a couple of meters thick. It is varicoloured and is essentially marks the transition from the C-horizon to the B1 horizon.

The B1 horizon is dark in colour and carbonaceous with less oxidation than the C-horizon. Sulphides have been completely oxidized but some fresh sulphide material is visible in the quartz boudins.

B2 mineralization was originally described as un-weathered or fresh mineralization with primary sulphides.

The contact between un-mineralized host rock (Type A) and the various mineralized horizons is gradational, occurring over a 10m wide zone that is characterized by arsenic values of 200-500ppm and up to 0.2 g/t of gold.


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7.0     DEPOSIT TYPE

The Paracatu deposit is a metamorphic gold system with finely disseminated gold mineralization hosted within an original bedded sedimentary host (phyllite). Very fine, evenly distributed gold (associated with sulphides) is finely disseminated throughout a thinly bedded phyllite (metamorphosed argillaceous sedimentary rock) of Upper Proterozoic age.

The phyllites at Paracatu are highly deformed as a result of tectonic processes.

Gold mineralization at Paracatu was introduced syn-tectonically, the result of metamorphic alteration during thrusting of the Morro do Ouro sequence over top of the rocks of the younger Vazante Formation. Metamorphic grade increases from east to west.. Structural interpretation suggests that mineralization was precipitated within a high strain zone where silica and carbonate were scavenged out of the host phyllites resulting in an increase in graphite content that may have acted as a chemical trap, precipitating out gold and sulphide mineralization remobilized during metamorphic alteration of the Morro do Ouro Sequence.


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8.0     MINERALIZATION

8.1     PETROGRAPHY

The mineralization at Paracatu is indicative of metamorphic alteration of lower greenschist facies intensity. Early petrographic studies of the B1 mineralization indicated that quartz and sericite make up 80% of the rock mass. Carbon occurs in the form of a fine opaque dust disseminated within the individual sericite bands. Carbon content varies from 5-20%. Minor amounts of ilmenite, tourmaline, anatase, rutile and limonite are also commonly observed.

In 2000, a suite of 50 samples of typical Paracatu mineralization was submitted for petrographic study. The samples were collected from different ore horizons, at different locations and at different depths from surface and are considered to be representative of the Paracatu mineralization.

West of Rico Creek a similar sized suite was collected from B2 rocks of the 2005 drilling campaign and confirmed that these rocks are mineralogically the primary equivalent of slightly more weathered analogues to the east.

Results indicated that 60-90% of unoxidized phyllites were composed of quartz and sericite producing the distinctive banding noted. Individual bands typically are less than 2 cm in thickness.

The phyllites also contain carbonate (calcite and ankerite) locally up to 20% and the same fine grained carbon noted in the previous petrographic work was also observed in the latter samples. Accessory minerals included muscovite, biotite, albite, tourmaline, ilmenite, chlorite, zircon and rutile.

8.2     SULPHIDES

The amount of sulphides present typically doesn't exceed 3-4%. The most common sulphides observed are pyrite, arsenopyrite and pyrrhotite. Galena is relatively common and may be accompanied by sphalerite. Chalcopyrite occurs locally in fractures in the main sulphide minerals noted above.


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The sulphides typically occur as individual crystals or coarse crystalline aggregates.

Arsenopyrite is the most common sulphide and occurs as a fine grained (less than 1mm) to coarsegrained (greater than 3mm) aggregates. Crystals up to 1 cm in size are not uncommon. Arsenopyrite crystals increase in size to the southwest.

The mineralization at Paracatu exhibits distinct mineralogical zoning with the arsenopyrite content increasing towards the center and west and in the zones of intense deformation. Gold grades increase in lock step with the arsenopyrite so that the highest gold grades occur where arsenopyrite content is greatest.

Pyrrhotite occurs in the western part of the deposit and gold grade are elevated where pyrrhotite increases. There is evidence for the existence of a high-grade pyrrhotite body at depth, which has been intersected in a number of drillholes.

The paragenetic model proposed for Paracatu suggests that gold and arsenopyrite were introduced concurrently, syn-tectonically with deformation.

Holcombe suggests that the boudins typically observed in the higher grade portions of the Paracatu deposit, represent original, attenuated quartz veins. Holcombe notes that the quartz boudins crosscut bedding at a shallow angle. The boudin thickness likely represents the original thickness of the quartz vein and these have been considerably attenuated implying moderately high to very high strain in the system.

Holcombe interprets a two-stage process related to the boudins, the first stage emplaces the quartz veins early in the deformation event. As stress builds, these veins are folded, boudinaged and separated. It is interesting to note the apparent absence of continuous quartz veins in the Paracatu rocks. Mineralized boudins are consistently foliation parallel, while a later barren quartz boudinage phase is noted to cross cut folation. A final late barren quartz stockwork phase also cross cuts foliation in the low grade hanging wall.


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8.3     GOLD

Gold occurs either as free gold or electrum. Microscopic analysis indicates that 92% of the gold at Paracatu is free milling with less than 8% encapsulated by sulphide grains or silica.

RPM examined 50 polished sections of Paracatu ore and identified 79 gold grains in 16 of the samples. 50 grains were associated with arsenopyrite either occurring on the grain boundaries or as inclusions. The remaining 29 gold grains were associated with pyrite.

No gold was observed with pyrrhotite and no gold was noted without sulphide.

The gold grains varied from sub-rounded to highly irregular (angular). Typically, gold grains were less than 10 microns in size and occur on the sulphide grain boundaries as seen in Figure 8-1.

      FIGURE 8-1 PARACATU THIN SECTION GOLD ON ARSENOPYRITE GRAIN BOUNDARY







                                    [PICTURE]








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The gold varies in color from pale to deep yellow reflecting variation in the silver content.

Another mineralogical assessment made by Rio Tinto in Bristol has analysed ore samples ground at a grinding size of 106 microns. 634 gold particles were identified, 27 % being bigger than 53 microns and 16 % bigger than 75 microns. These grains represented around 60 % of the total gold area of the samples. By the same talk, only 7 % of the grains were bigger than 106 microns, but those represented 40 % of the total gold area of the samples.

In summary, all mineralogical assessments conducted so far indicate that gold is associated preferentially with arsenopyrite. Gold is predominantly free milling and responds to cyanidation. The majority of grains are ultrafine (less than 20 microns) but the few coarse grains that occur are responsible for the highest percentage of the contained gold in the ore.


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9.0     EXPLORATION

Rio Tinto was the first company to apply modern exploration methods at Paracatu. The initial production decision was based on a mineral reserve estimate based on 44 drill holes and 458 surface pits (25 m maximum depth) testing the C and T horizons at Paracatu.

The deposit, with the exception of the exploration permits west of Rico Creek, is currently drilled off on nominal 100 x 100 meter drill spacing.

The exploration history at Paracatu has evolved in lock step with the mine development. Initially, the exploration effort was focused only on defining mineral reserves within the C and T horizons. As a result, the majority of the sample support was limited to within 25-30 meters of surface.

As mining of the C and T horizons advanced and the initial capital investment was recovered, the decision was made to evaluate the B1 horizon and exploration drilling was focused on defining the deposit through drilling only to the bottom of the B1 horizon.

As more knowledge was gained through mining of the B1 horizon, the potential of the B2 horizon became increasingly important and exploration drilling was extended to test the entire thickness of the C, T, B1 and B2 horizons.

As a result of the staged recognition of the mineral reserve potential at Paracatu, several drill holes do not test the entire thickness of the B2 horizon.

After acquiring a 100% interest in RPM, Kinross reviewed the engineering support prepared by RPM in support of a further mill expansion. At the same time, Kinross evaluated the exploration potential at Paracatu and identified two priority target areas:

        o Deepening of holes in the northeast portion of the pit where the full extent of the B2 had not previously been defined and


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        o       Drilling to the west of Rico Creek where the B2 has been
                identified with similar characteristics as in the pit area but had been tested with a very limited number of drill holes.

In Q1, 2005, Kinross approved an exploration drill campaign totalling 30,000 meters and consisting of 154 diamond drill core holes. The purpose of this program was to upgrade the Inferred mineral resources west off Rico Creek to Measured and Indicated classification. A theoretical US$ 400 pit shell was used to confine the drilling program.

Total costs for the program were estimated to be US$ 4.5 million. Drilling was planned in Phases with subsequent phases contingent of results of the preceding phase. All the planned drilling phases were completed prior to the November 2005 resource model however analytical results for 65 of the holes were pending when the resource model was updated.

In addition to the drilling outlined above, in Q3, 2005, an additional drill program was planned consisting of 50-75 diamond core holes (20,000 meters) that were targeted to test the potential resources below the footwall contact defined for the mineralized horizon below the existing mine pit in areas where historical drilling was stopped short. Some holes were also targeted to test lateral continuity of the mineralization beyond the limits that were in place for the initial drill campaign. Total costs for this program were estimated to be US $3.0 million.


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10.0    DRILLING

The 2005 exploration drill program was managed and supervised by B. Gillies, P. Geo., Kinross Director of Exploration and C. Frizzo, Kinross Americas Project Geologist.

The current database at Paracatu includes 458 test pits (5,070 meters) and 785 drill holes (42,489 meters). Table 10-1 summarizes the drill database as of July 29, 2005.




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               TABLE 10-1 DRILL HOLES SUMMARY TABLERAPHIC OMITTED]

-------------------------------------------------------------------------------
     YEAR              CAMPAIGN       HOLE TYPE        NUMBER OF      TOTAL
                                      (diameter)         holes        meters
-------------------------------------------------------------------------------
        1984     PMP                  6"                        44      2,462
   1983-1986     POCOS                PIT (1m)                 459      4,987
        1988     PAR                  6"                        26        708
        1989     PRF                  RC                        67      2,067
        1990     PRI                  6"                        15        465
        1992     PMP                  6"                        21        360
                 POCOS                PIT (1m)                  11         40
        1993     PMP                  6"                        33        686
                 PB2                  6"                         9        319
                 FPA                  6"                         8        240
                 POCOS                PIT (1m)                   9         29
        1994     PMP                  6"                        42      1,329
                 FPA                  6"                        35      1,261
        1995     PMP                  6"                        50      1,516
                 FPA                  6"                        22        802
        1996     PMP                  6"                        19        396
                 PB2                  6"                        10        753
                 FPA                  6"                        32      1,095
                 RAB                  6"                        21        592
                 ALB                  6"                        11        335
        1997     PMP                  6"                        52      1,650
                 PB2                  6"                        14        604
        1999     PMP                  6"                        29      1,320
        2000     PMP                  HX(3")                    20        600
                 PEC                  HX(3")                    38      3,597
        2004     PE                   HX(3")                    60      1,997
        2004     WCR                  HX(3")                     3      1,091
        2005     K                    HQ, HTW, NQ              267     48,660
-------------------------------------------------------------------------------
TOTAL                                                     1,427     79,961
-------------------------------------------------------------------------------

The database used in estimating mineral resources and reserves for this report includes results from 89 drill holes completed in 2005.

Diamond drilling has demonstrated that anomalous gold grades (greater than 0.20 g/t Au) occur within a 125-150 meter thick tabular zone that has been traced


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for more than 4.0 km (NE-SW) by 3.0 km. (NW-SE). Anomalous gold grades remain open down dip and laterally.

The portion of the deposit demonstrated to be economically viable is approximately 3.0 km by 2.0 km in size.

Figure 10-1 is a plan map of the drill holes included in the resource model documented in this report.

                       FIGURE 10-1 DRILL HOLE LOCATION MAP






                                    [PICTURE]







Included in the hole totals are 67 reverse circulation drill holes that were drilled to test the mineralization. Assay results from the RC drill campaign were 25 - 30 % lower than results from twinned diamond drill holes. The observed bias is thought


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to be related to losses of gold in the dust that was produced during drilling, some of it being retained inside the drill hole. RPM typically excludes RC data where the data has been twinned by a diamond drill hole. Where holes have not been twinned, RPM includes the RC results in the mineral resource modeling process. Inclusion of the RC data in the mineral resource estimate does not have any impact as the upper portions of the deposit tested with the RC holes have been mined out.

All drill hole collars were established in field by RPM's mine surveyor using standard Topcon GPS system. The drill hole is collared as close as possible to the collar coordinates established by the surveyors with most holes collared within 5 meters of plan.

All drill setups (-90 degrees) are checked by RPM geologists before beginning drilling. RPM geologists controlled the hole shut down depths. A minimum of 20 meters of barren core (no arsenopyrite, no boudins), beyond the interpreted footwall contact, was the criteria used to terminate drilling.

Several holes west of Rico Creek were surveyed using a downhole instrument. The initial drill holes were surveyed using acid tube tests and a tropari. Deviation was typically 2(Degree) per 100 meters. Azimuth readings from tropari were often suspect.

Later in the program, an E-Z shot system was used. Results from the E-Z shot instrument confirmed that some of the tropari readings were erroneous. Generally pyrrhotite content was low enough that magnetic error is thought to be marginal. Given the continuity and homogeneity of the mineralized zone and the wide spacing of drilling, inclinometry variance is thought to have marginal effect.

Hole collars were surveyed again by the mine surveyor after drilling. 6 meter PVC casing was placed downhole in as many collars as possible and collars were cemented into a cairn, labelled, and photographed with landmark backgrounds. All drill sites were cleaned up, drill cuttings removed and stored at the RPM waste dump site and the water sumps were backfilled.


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Core was collected continuously from the collar. Wooden tags were placed in the core trays and labelled according to the drill run. All core boxes were clearly labelled with the hole number and drill interval. Lids were nailed on each core box at the drill site to facilitate transport to the RPM logging facility.

Drill reports identified all zones of broken ground, fault zones and water gain or loss. Water gain or loss was almost non-existent. Rusty water seams in the B2 horizon were almost non-existent, suggesting active hydrology occurs almost exclusively in the weathered zone only.

10.1    DRILL SPACING

Until 1993, drilling and test pitting focused on the C and T horizons but since that time, drilling has been extended into the B2 horizon. The nominal drill spacing across the mineralized area east of Rico Creek roughly defines a 100 x 100 meter grid.

In 2005, the focus of Kinross' exploration efforts was the B2 horizon west of Rico Creek. Kinross commissioned Dr. B. Davis, an independent consultant specializing in geostatistical resource estimation, to complete a Drill Spacing Study (Davis 05) to determine the optimal drill spacing required for defining Measured and Indicated mineral resources at Paracatu.

The Drill Spacing Study is based on an estimation of confidence intervals for various theoretical drill hole patterns. Spatial variation patterns are incorporated in the variogram and the drill hole spacing can be used to help predict the reliability of estimation for gold, arsenic, density and work index. The measure of estimation reliability or uncertainty is expressed by the width of a confidence interval or the confidence limits. By determining how reliably gold, arsenic, density, and/or work index results must be estimated to meet resource classification criteria, it is possible to calculate the drill hole spacing necessary to achieve the target level of reliability


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Confidence intervals are intended to estimate the reliability of estimation for different volumes and drill hole spacing. A narrower interval implies a more reliable estimate. Using hypothetical regular drill grids and the variograms for gold, arsenic, work index and specific gravity, confidence intervals or limits can be estimated for different drill hole spacing and production periods or equivalent volumes. The limits for 90% relative confidence intervals should be interpreted as follows:

o If the limit is given as 8%, then there is a 90 percent chance the actual value of production is within +/-8% of the estimated value for a volume equal to that required to produce enough ore tonnage in the specified period (e.g., quarter or full year). This means it is unlikely the true value will be more than 8 percent different relative to the estimated value (either high or low) over the given production period.

The method of estimating confidence intervals is an approximate method that has been shown to perform well when the volume being predicted from samples is sufficiently large. Dr Davis considered drill hole grids measuring 100 x 100 meters, 200 x 200 meters, and 300 x 300 meters in completing his study.

Further assumptions made for the confidence interval calculations are:

        o The variograms are appropriate representations of the spatial variability for all variables

        o Most of the uncertainty in metal production is due to fluctuations in the values of these variables

        o       Daily production rates range from about 17 - 50 Mtpa

Dr. Davis concluded that variability for density and work index at Paracatu was marginal and not material to isolating optimum drill spacing. Confidence limits for the gold and arsenic defined by different grids are shown in the Tables 10-1 and 10-2.


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               TABLE 10-2: CONFIDENCE LIMITS FOR GOLDPHIC OMITTED]

                    ---------------------------------------
                     DRILL GRID       17 MTPA     30 MTPA
                        (m)
                    ---------------------------------------
                     100 x 100           6.5%        4.9%
                     200 x 200           8.2%        7.5%
                     300 x 300          14.0%       13.0%
                    ---------------------------------------


               TABLE 10-3: CONFIDENCE LIMITS FOR ARSENICC OMITTED]

                    ---------------------------------------
                     DRILL GRID       17 MTPA     30 MTPA
                        (m)
                    ---------------------------------------
                     100 x 100           9.0%        7.9%
                     200 x 200          12.4%       10.8%
                     300 x 300          19.3%       18.0%
                    ---------------------------------------

Results for the 30 Mtpa production rate, the estimated production rate planned for Expansion Project III at the time of Dr. Davis' work, are presented in Figures 10-1 and 10-2.


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          FIGURE 10-1:GOLD ESTIMATION UNCERTAINTY BY DRILL HOLE SPACING





                                    [PICTURE]






        FIGURE 10-2: ARSENIC ESTIMATION UNCERTAINTY BY DRILL HOLE SPACING







                                    [PICTURE]








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Dr. Davis concluded that in order to support a classification of Indicated, drill spacing should be maintained at a nominal 140 meter spacing. Drilling on a 200 x 200 meter grid pattern with a fifth hole in the center provides this drill coverage. As a result, Kinross adopted the 200 x 200 meter five spot pattern for their exploration work west of Rico Creek.

Sulphur content seems quite homogeneous and shows a very distinctive increase in overall content at the bottom of the weathered-oxidized zone or top of water. This is confirmed reasonably well with geological logging of first presence of sulfides. Sulphur content can be used to define the contact of B1-B2, using the geological log as backup.


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11.0    SAMPLING METHOD AND APPROACH

Core recovery from all diamond drill programs is reported to be excellent, averaging greater than 95%. The greatest areas of core loss were from the collar to 15.0 meters downhole in laterite zones. RPM employed a systematic sampling approach where the drilling (and test pitting) were sampled using a standard 1.0 meter sample length from the collar to the end of the hole.

All samples were marked up and collected by geologists or technicians employed by RPM.

It is standard practice at RPM to send the entire core for analysis after the core had been logged and photographed. Reference pieces are 8 mm cores (1/ 4 meters) used for density and PLT testwork. These pieces are labelled and stored at the core logging facility. This practice was continued for the duration of sampling programs until Kinross acquired a 100% interest in RPM in 2004.

This practice of sampling large diameter core whole is not uncommon in deposit with a low average grade and good grade continuity. Kinross does not consider the sampling of whole core to be a concern especially when viewed in light of the property's production history where typically, actual production is well within 5% of estimated annual gold production.

It should be noted that only mineralized zones have been sampled. The remaining non-mineralized core has been stored in metal tagged boxes both at the logging facility and an enclosed secured storage building near the plant. Some core that was assessed to be low grade was chip sampled in 2 x 5mm discs per 1 meter for creating a single 8 meter composite (to fit with mining benches.) If the sample returned close to 0.2 g/t au cut-off, the entire 8 meters was re-sampled in the traditional 1 meter interval pattern. However, it is a very rare occurrence.


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11.1    BULK DENSITY AND CORE SPECIFIC GRAVITY

Bulk density analyses have been completed at various times throughout the exploration and development of the project. The original values were based on the results of samples collected from the surface test pits. Mining of the deposit indicated that the bulk density values were low so efforts were made to obtain a more representative number.

Changes were made to the calculation methodology and a linear regression method was employed up to 1999. Reconciliation to actual production statistics indicated problems with the density calculations and a study was commissioned to examine the bulk density estimates.

Rio Tinto Technical Services Ltd (RTTSL) developed a new method that combined statistical evaluation of near surface sampling for the C, T and B1 horizons with a linear regression approach for the data within the B2 horizon in those areas where deep drill coverage was limited. This new method has improved reconciliation relative to the actual mill production to within 1.5% of predicted tonnage figures.

At the mine, in situ density measurements are taken by extracting a 30cm cubic block from the upper level of a bench. Generally two samples are taken and averaged to give a value for the bench. The results from these samples will not take into account any variations with depth and the density determination at the top of the bench is applied through the entire depth of that bench (8.0 meters).

For the core samples, specific gravity is measured using the water displacement method. This method is considered appropriate for the B2 horizon targeted in the 2005 exploration campaign.

A comparison between in situ density measurements and the recent specific gravity measurements from the core samples shows the core being biased high with an average difference of approx. 10%. The correlation in the B2 horizon improves with increasing depth but in situ density information at depth in B2 is limited. Since it will be the focus of future mining activity it was decided to use a


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reduction of 7% of the SG in the estimation process to produce a more conservative estimate. It is recommended that more data be collected in the B2 horizon. The relationship between the in situ density on the bench and the core specific gravity should be re-examined.

11.2    BOND WORK INDEX

Samples for Bond Work Index (BWI) testing are collected during sample preparation of the 1.0 meter raw samples. Composite samples are based on an 8.0 meter downhole length representing the current mining bench height. Each composite is composed of a fraction of each meter after initial sample crushing to 2.0 mm. The BWI test is completed at the RPM process lab according to the Bond Work Index standard test methodology.

KTS reviewed the lab's testing and quality control procedures and found them to be within industry accepted industry standards.

The BWI composite data is used to interpolate the BWI for individual blocks in the model using ordinary kriging.


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12.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1    SAMPLE PREPARATION AND ANALYSES

Prior to the start up of the mine, all samples were shipped to independent analytical labs in Brazil for analysis. After construction of the mine, all samples were processed at the on site lab by RPM employees. The RPM lab is not an internationally certified analytical facility. Historically, gold assays were completed on 50 g sample aliquots with a total of six (6) analyses done for each sample. A sulphur assay value is also determined for each sample. Additional elements assayed are arsenic, copper, lead, zinc, manganese, cadmium and silver.

In order to meet the demands of the 2005 drill program, Kinross contracted three laboratories to perform analyses. They are listed below in decreasing order of overall project workload.

        o ALSChemex sample preparation facility in Luziania and ALSChemex analytical facility in Vancouver, Canada. 40% (ISO 9001 Certified).

        o Lakefield laboratories - Belo Horizonte, Brazil. 40% (ISO 17025 Certified)

        o RPM sample preparation and analytical facility, Paracatu. 20% (ISO 14001 Certified)

All facilities are ISO certified facilities.

The initial exploration program started with six (6) 50 g aliquots as per the established procedure at RPM. A series of factors such as the number of samples generated by the drill program, resulting requirements of the QAQC program, workload and turnaround time at all commercial labs in Brazil forced Kinross to re-evaluate different aspects of its exploration program.


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In May 2005 an audit of the RPM mine lab was undertaken by Kinross' Laboratory
Manager at the Fort Knox Mine to assess its equipment and procedures. Some changes in preparation and fluxing were implemented resulting in markedly improved productivity and QAQC performance. The variability between 50 g aliquot was also reduced significantly.

In June 2005, Kinross commissioned a study by Agoratek International (Gy, Bongarcon 05) to review exploration sampling procedures and assess the requirements for six (6) 50 g aliquots assays per sample. Agoratek led by Dominique Francois-Bongarcon, a recognized expert in sampling, reviewed the sampling procedures and concluded that three (3) 50 g analyses would be sufficient for the purposes of the exploration program.

Kinross standardized sample preparation and analytical procedures for all three labs as closely as possible given equipment limitations and differences in internal lab QA/QC protocols.

All three labs used fire assay with AA finish procedures on 3 x 50 g pulp aliquots. Table 12-1 summarizes the sample preparation procedures employed by the three laboratories in completing analyses for the exploration drill program for the 89 holes added for this estimate.


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           TABLE 12-1 SUMMARY OF SIMPLE PREPARATION PROCEDURES BY LAB

------------------------------------------------------------------------------------------------------------------------------------
                    LAKEFIELD                                ALS CHEMEX                                          RPM
                    ---------                                ----------                                          ---
             Belo Horizonte, Brazil                       Luziania, Brazil                                Paracatu, Brazil
                                                          Vancouver, Canada
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                     DRYING                                    DRYING                                       CRUSHING (1)
Total sample 100(degree) - 110(degree)C    Total sample 100(degree) - 110(degree)C         Total sample 100% < 1cm
                                                                                           Renard jaw crusher
                                                                                           Air cleaning every sample
                                                                                           LS cleaning every 20 samples

                                                                                                            CRUSHING (2)
                                                                                           Total sample, 95% <2.4mm
                                                                                           Renard roll crusher
                                                                                           Air cleaning every sample
                                                                                           LS cleaning every 20 samples
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                    CRUSHING                                  CRUSHING                                         DRYING
                    --------                                  --------                                         ------
Total sample 90% < 2mm                     Total sample 90% < 2mm                          Drying, 2kg:110(degree) - 120(degree)C
Rhino jaw crusher                          Rhino jaw crusher
Air cleaning every sample                  Air cleaning every sample
Qtz cleaning every 40 samples              Qtz cleaning every 20 samples
Sieve test every 20 samples                Sieve test every 20 samples
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                  PULVERIZATION                             PULVERIZATION                                   PULVERIZATION
                  -------------                             -------------                                   -------------
2kg: 95% < 150 mesh                        2kg: 95% < 150 mesh                             2kg: 90% < 100#
LM2 pulverizers                            LM2 pulverizers                                 Setamil pulverizer
Air cleaning every sample                  Air cleaning every sample                       Silica cleaning every sample
Qtz cleaning every 40 samples              Qtz cleaning every 20 samples
Sieve test every 20 samples                Sieve test every 20 samples
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                  FINAL SAMPLES                             FINAL SAMPLES                                   FINAL SAMPLES
                  -------------                             -------------                                   -------------
3- 50g aliquots                            150g opacked for FA/AA analysis                 3-50g aliquots
FA/AA analysis                             ALS Chemex Vancouver, Canada                    FA/AA analysis
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                 INTERNAL QA/QC                            INTERNAL QA/QC                                  INTERNAL QA/QC
                 --------------                            --------------                                  --------------
Batch size = 50 aliquots                   Batch size = 84 aliquots                        Batch size = 30 aliquots
1 standard                                 2 standard                                      1 standard
1 blank                                    1 blank                                         1 blank
2 duplicates                               3 duplicates
------------------------------------------------------------------------------------------------------------------------------------

12.2    SECURITY

All core boxes are shut with nailed wooden lids and transported by RPM personnel from Geoserve or Geosol rigs to the logging facility located inside the fenced mine gates. After photographing, logging and sample mark-up (1.0 meter standard core interval), the whole core is placed in heavy gauge plastic bags with


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a unique sample tag. The sample tag number is also written in indelible marker on the outside of each sample bag.

Samples to be analyzed at the RPM lab are loaded by RPM personnel onto prickup trucks and transported to the RPM crushing facility. After crushing, samples are again transported by pickup truck to the RPM preparation lab where samples are riffle split. Approximately 6 kgs are stored as a coarse rejects and 2 kgs are transported by pickup truck to the RPM assay lab for pulverization and analysis.

Samples that are to be analyzed by either Lakefield or ALS Chemex are loaded onto transport trucks operated by the respective labs and delivered to the respective sample preparation facilities in Belo Horizonte or Luziania.

Sample collection, preparation, transportation and analysis have all been completed to industry standards. The samples used to estimate the mineral resources and reserves described herein are, in the author's opinion, of sufficient quantity and quality to support the resource classification.


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13.0    QUALITY CONTROL, QUALITY ASSURANCE

Quality Control and Assurance for the 2005 drilling was managed by B. Gillies P.Geo, Kinross' Director of Exploration and R. Peroni, RPM's Director of Technical Services.

Quality control and quality assurance programs were limited during early exploration at Paracatu. The dominant quality control procedure involves the use of inter-laboratory check assays comparing results from RPM's analytical lab to Lakefield Research in Canada. Additional check assay work was carried out at the Anglo Gold laboratories in Brazil (Crixas and Morro Velho).

Currently, inter-laboratory checks are run against all RPM's samples including flotation rejects (low grade), geology samples (intermediate grade) and hydromet plant samples (high grade). Results from the inter-laboratory check assaying have not been reviewed by the author.

The RPM lab procedure includes insertion of certified analytical standards and blanks. At least one blank and standard is inserted with each batch (30 samples) analyzed. Results are statistically analysed and if they lie outside the determined boundaries, all the samples within the batch are repeated. Other checks are also conducted throughout the fire assay process, such as lead recovery to the buttons and silver recovery for the prills. If recoveries are below the criteria, the analyses are repeated.

For the 2005 exploration program, all procedures have been under direct control of RPM KTS staff.

A QA/QC program was implemented for the three labs used during the 2005 exploration program. The program consists of inserted standards and blanks in the sample streams. All three labs also reported using round robin checks. The labs were visited on an infrequent and unannounced basis by RPM representatives. No major sample preparation discrepancies were noted. The ALSC analytical facility in Vancouver was not visited.


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Kinross purchased certified standard from Rocklabs (New Zealand) in two lots.
The standards were selected to meet typical Morro do Ouro grade ranges. These standards were OXA26, OXC30, OXD27, SE19, SF12. Their certified values and acceptable limits are listed in Table 13-1

                 TABLE 13-1: STANDARDS AND THEIR ACCEPTED LIMITS

------------------------------------------------------------------------------------------------------------------
                                                            CERTIFIED
   STANDARD            CERTIFIED        CERTIFIED           STANDARD            CERTIFIED           ACCEPTED
   (REF #)               VALUE         VARIABILITY          DEVIATION         QA/QC LIMITS        QA/QC LIMITS
                       (AU G/T)         (AU G/T)            (AU G/T)            (AU G/T)            (AU G/T)
------------------------------------------------------------------------------------------------------------------
OxA26                   0.080           +/- 0.006                  -         0.068 to 0.092      0.065 to 0.095
OxC30                   0.200           +/- 0.014                  -         0.172 to 0.228      0.165 to 0.235
OxD27                   0.416           +/- 0.025                  -         0.366 to 0.466      0.354 to 0.478
SE19                    0.583           +/- 0.011          +/- 0.026         0.529 to 0.637      0.518 to 0.648
SF12                    0.819           +/- 0.012          +/- 0.026         0.763 to 0.875      0.751 to 0.887
------------------------------------------------------------------------------------------------------------------

For blanks, a local crushed (gravel 1-2 cm) calcareous metasiltstone was used but was clearly identifiable by its white colour.

A model numbering code system was generated that could accommodate the 3 different batch sizes of the 3 labs. Table 13-2 presents a comparison between internal QAQC for the labs and the QAQC system implemented by Kinross for the 2005 exploration-drilling program.


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               TABLE 13-2: SUMMARY OF QAQC BY LABORATORYC OMITTED]

-----------------------------------------------------------------------------------------------------------------------------------
                                            INTERNAL LAB QA/QC                                   CLIENT QA/QC
-----------------------------------------------------------------------------------------------------------------------------------
   Lab          Batch Size       Standards        Blanks     Duplicates            Standards       Blanks      Samples / batch
-----------------------------------------------------------------------------------------------------------------------------------
                    (#)             (#)            (#)          (#)                   (#)           (#)              (#)
-----------------------------------------------------------------------------------------------------------------------------------
Chemex              84               2              1            3                     2             3               73
-----------------------------------------------------------------------------------------------------------------------------------
Lakefield           50               1              1            2                     1             2               43
-----------------------------------------------------------------------------------------------------------------------------------
RPM                 30               1              1            0                     1             1               26
-----------------------------------------------------------------------------------------------------------------------------------

Each batch contained a minimum of one standard and one blank per analytical furnace tray. Standards were numbered according to the number model and were shipped in a separate bag to be inserted into the sample stream at the preparation facilities. The standards were inserted in a manner that assured that the analytical lab would not be able to identify the standards from the submitted samples. But, as five different standards were used, it is a reasonable to assume that they satisfy the requirement that they be blind.

13.1    RESULTS

Results available are from March 1, 2005 to August 11, 2005 and include data for 103 exploration holes analyzed by RPM, Lakefield and ALSChemex.

Results received to date for the certified standards indicate that ALS Chemex is returning results that are 2% higher than the certified standard values, Lakefield is 4% lower and RPM's lab is returning results that confirm the certified standards. As sample lots were shipped to all three labs throughout the program, no one lab significantly dominates a spatial area of the mineralized resource.

Overall results returned from all labs were well within industry accepted tolerences with failure rates of 1,6% to 2,7% for the analyses performed. A failure on a standard is classified as +/- 2 standard deviations from the certified mean for each standard.

All failures occurring within the identified mineralized horizon were requested to be re-run Results for the failures noted during the exploration program are pending and corrections, (if necessary) will be made to the database on receipt


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of re-run results. Given the low number of failures it is unlikely that the changes (if warranted) will result in a material difference in the estimate.

A significant number of swaps between standards were noted possible due to sample numbering mistakes by the geologists inserting the standards or transcription errors at the receiving labs. Sample swaps were readily identifiable when plotting standard performance.

Overall laboratory performance is summarized in Table 13-3


         TABLE13-3: LABORATORY PERFORMANCE SUMMARY FOR 2005 EXPLORATION

              ----------------------------------------------------
                  Lab          Standards     Failures     Swaps
                                  (#)           (#)        (#)
              ----------------------------------------------------
               RPM               1004           44         28
               Chemex            1233           20         11
               Lakefield         1470           81         33
              ----------------------------------------------------

          Figures 13-1 to 13-3 summarize QA/QC standard results by lab.




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                   FIGURE 13-1: STANDARD PERFORMANCE - RPM LAB










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                 FIGURE 13-2: STANDARD PERFORMANCE - ALS CHEMEX












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                  FIGURE 13-3: STANDARD PERFORMANCE - LAKEFIELD












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While, in general, standards performance of all three labs is considered acceptable, QAQC analysis indicates a large number of standards sample "swaps" have occurred. The source of these swaps has not been determined yet. RPM logging staff onsite has been repeatedly reminded about labelling errors and minor procedural adjustments have been made to reduce these occurrences.

The exploration geologists in charge of the 2005 program reviewed the results of the standards analyses and filtered the data to isolate the reruns with the biggest potential to reduce confidence in the resource estimate. After identifying all outlier values, the outliers were examined to determine if there was a failure or were the results related to a swap of standards. The outliers identified as failures were then evaluated relative to their position within the mineralized zone (HWZ vs FWZ), their position within the $400 pit limit and the position relative to other sample data. All these factors were evaluated to filter the outlier values with the greatest potential to affect the resource model.

Based on these filters several intervals from different holes, analyzed by different labs, were selected for rerun. Given the low number of failures it is unlikely that the changes (if warranted) will result in a material difference in the estimate

13.2    RERUNS

A total of 308 samples from 16 hole intervals were selected for reruns at the respective labs:

        o       Lakefield: 198 samples / 8 intervals of 6 holes;

        o       RPM : 62 samples / 4 intervals of 3 holes;

        o       ALSChemex : 48 samples / 4 intervals of 4 holes.

The reruns confirmed the sample variance observed betweenthe individual aliquot analyses. Typical results from a portion of the rerun analyses are provided in Table 13-4.


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                        TABLE 13-4 SELECTED RERUN RESULTS

---------------------------------------------------------------------------------------
  HOLE   SAMPLE                              INITIAL ANALYSIS
---------------------------------------------------------------------------------------
   (#)     (#)   Aliquot 1   Aliquot 2   Aliquot 3   Aliquot 4   Aliquot 5   Aliquot 6
---------------------------------------------------------------------------------------
                 (Au g/t)     (Au g/t)   (Au g/t)    (Au g/t)     (Au g/t)   (Au g/t)
---------------------------------------------------------------------------------------
  K-508    170     1.16         0.48       5.80        1.24         0.67       0.86
---------------------------------------------------------------------------------------
  K-512    235     0.66         0.79       1.43
---------------------------------------------------------------------------------------
  K-601    112     0.56         0.71       0.27        0.95         0.48       0.55
---------------------------------------------------------------------------------------
  K-601    175     0.35         0.59       0.89        6.31         0.61       0.54
---------------------------------------------------------------------------------------
  K-1-5    128     0.65         1.27       0.19
---------------------------------------------------------------------------------------
  K-510    179     1.46         0.86       1.12
---------------------------------------------------------------------------------------
  K-207    26      0.94         0.53       0.58        0.57         0.43       0.76
---------------------------------------------------------------------------------------
  K-207    28      0.63         0.34       1.13        0.62         1.10       0.39
---------------------------------------------------------------------------------------
  K-613    171     0.13         0.16       0.09
---------------------------------------------------------------------------------------
  K-908    222     1.08         0.93       1.46
---------------------------------------------------------------------------------------
  K-908    226     1.11         0.89       1.88
---------------------------------------------------------------------------------------


------------------------------------------------------------------------
  HOLE   SAMPLE                         RERUN ANALYSES
------------------------------------------------------------------------
   (#)     (#)     Avg    Aliquot 1   Aliquot 2   Aliquot 3   Result
------------------------------------------------------------------------
                (Au g/t)   (Au g/t)   (Au g/t)    (Au g/t)   (Au g/t)
------------------------------------------------------------------------
  K-508    170    1.70       0.90       0.88        1.82       1.19
------------------------------------------------------------------------
  K-512    235    0.97       1.04       1.26        1.32       1.20
------------------------------------------------------------------------
  K-601    112    0.58       0.59       1.38        0.89       0.94
------------------------------------------------------------------------
  K-601    175    1.54       0.81       0.38        0.37       0.52
------------------------------------------------------------------------
  K-1-5    128    0.71       0.23       0.28        0.13       0.21
------------------------------------------------------------------------
  K-510    179    1.15       1.42       1.26        0.69       1.12
------------------------------------------------------------------------
  K-207    26     0.64       0.11       0.09        0.07       0.09
------------------------------------------------------------------------
  K-207    28     0.70       0.17       0.06        0.09       0.11
------------------------------------------------------------------------
  K-613    171    0.12       0.11       0.83        0.19       0.42
------------------------------------------------------------------------
  K-908    222    1.15       3.60       1.05        0.83       1.83
------------------------------------------------------------------------
  K-908    226    1.29       0.93       1.28        0.61       0.93
------------------------------------------------------------------------

Results also indicated that the grade variance is reduced when comparing the averages of the individual aliquots. Of the 16 intervals rerun, 14 returned average grades that were +/- 0.04 g/t Au. The remaining two intervals demonstrated greater variability (0.11 g/t). The correlation coefficients calculated for both the first analysis and rerun results, for each lab, were
0.72 to 0.80 respectively.

Table 13-5 summarizes the rerun results for the 16 batchs submitted for rerun analysis.


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               TABLE 13-5 SUMMARY OF BATCH RERUNS[GRAPHIC OMITTED]

        ---------------------------------------------------------------
             LAB         HOLE        BATCH      INITIAL       RERUN
                          (#)       Sample       Result      Result
                                      (#)       (Au g/t)    (Au g/t)
        ---------------------------------------------------------------
        Lakefield        K-508      112-135      0.562        0.506
                         K-508      166-190      0.365        0.407
                         K-506      163-179      0.311        0.301
                         K-512      226-242      0.387        0.404
                         K-601      084-150      0.590        0.647
                         K-601      151-200      0.508        0.563
                         K-1-5      88-152       0.281        0.236
                         K-510      163-188      0.762        0.646
        ---------------------------------------------------------------
        CHEMEX           K-207       26-42       0.255        0.222
                         K-211      109-125      0.453        0.388
                         K-613      161-177      0.349        0.321
                         K-205       19-35       0.203        0.222
        ---------------------------------------------------------------
        RPM              K-407      198-214      0.458        0.424
                         K-908      98-114       0.427        0.319
                         K-908      206-227      0.729        0.741
                         K-116      172-204      0.324        0.335
        ---------------------------------------------------------------

Evaluation of the rerun data is difficult as the results mimic the results observed in comparing individual sample aliquots. It is difficult to reproduce grades due to the nugget effect albeit the effect is tempered by the low grade nature of the deposit.

Figure 13-4 demonstrates the gold grade variance between individual aliquots of the initial analysis and rerun analysis for reruns from hole K-508, sample numbers 112-135.


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       FIGURE 13-4 - K-508 SAMPLES 112 TO 135 INITIAL VS RERUN BY ALIQUOT










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No reruns have been requested due to blanks failures. The number of blank failures in ore zones to date is regarded as minimal.

13.3    ROUND ROBIN TESTS - COARSE AND PULD REJECT ANALYSES

Two round robin inter lab tests are currently in progress. Coarse and pulp rejects (300 of each), selected from holes drilled in the mineralized zone west of Rico Creek, were sent for round robin analysis at the three labs used during the exploration program. Results of the round robin analyses are pending at this time.

13.4    LAB BIAS

With three separate labs involved in analyzing the core collected from the drill program the likelihood of lab bias materially affecting the estimate is considered low. Figure 13-5 presents a drilling plan for the 2005 exploration program showing the drill hole location and identifying the primary lab that completed the analysis. The plan demonstrates the good distribution between the three labs, highlighting the fact that no one lab is concentrated in one area of the deposit. It is believed the distribution


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     FIGURE 13-5 PLAN VIEW - DIAMOND DRILLING DISTRIBUTION BY ANALYTICAL LAB











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14.0    DATA VERIFICATION

Kinross has not completed any independent verification routines against original data sources. Rio Tinto employed a rigorous data verification process at Paracatu where the database was manually verified against original assay and field certificates.

Rio Tinto Technical Services completed bi-annual reviews of RPM's procedures and methodology. The review process was very detailed and generally involved 2-3 full days of detailed review and verification. Results of the reviews are maintained in RPM's archives. The 1998, 2000 and 2002 reviews concluded that RPM's procedures met Rio Tinto's corporate guidelines for resource modeling and reserve estimation.

For the December 31, 2005 model, Kinross independently verified 10% of the data collected between 1999 and 2004 against original source documents. The holes were chosen at random and any errors against original sources were documented. Results identified a single transcription error was made in the arsenic values for an entire hole. No other errors were identified.

For the 2005 drill program, Kinross' exploration geologists managing the program verified all data. Gold grades were all double entered and weight averaged per sample, then the two databases were crosschecked with no significant errors or differences detected. As and S assays have been cross checked at the time of this report.

The summary database spreadsheet was compared to the individual digital files sent by the different laboratories. Kinross is confident that the database is sufficiently free of errors to support the present mineral resource and mineral reserve estimates.

Paracatu's production history suggests that the accuracy of the data is beyond reproach. Kinross has reviewed the production accounting records in detail and have found these to be exceptionally detailed and thorough. Kinross is confident


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that the production reconciliation data is accurate and indicative of the performance of the reserve estimate.

Table 14-1 summarizes the production reconciliation for the period 1990 to 2004.

                  TABLE 14-1 PARACATU PRODUCTION RECONCILIATION

---------------------------------------------------------------------------------------------------------
            YEAR               1990     1991      1992      1993      1994      1995     1996      1997
---------------------------------------------------------------------------------------------------------
Reserve Grade (Au g/t)        0.652    0.631     0.590     0.517     0.485     0.505    0.519     0.486
Actual Grade (Au g/t)         0.644    0.613     0.575     0.499     0.497     0.492    0.502     0.465
Mine Call Factor              0.988    0.971     0.975     0.965     1.025     0.974    0.967     0.957
---------------------------------------------------------------------------------------------------------
            YEAR               1998     1999      2000      2001      2002      2003     2004      2005
---------------------------------------------------------------------------------------------------------
Reserve Grade (Au g/t)        0.514    0.472     0.467     0.471     0.438     0.446    0.439    0.442
Actual Grade (Au g/t)         0.482    0.453     0.473     0.449     0.483     0.438    0.442    0.423
Mine Call Factor              0.938    0.960     1.013     0.953     1.103     0.982    1.007    0.956
---------------------------------------------------------------------------------------------------------

For the 2005 drill program, Kinross' exploration geologists managing the program verified all data. Gold grades were all double entered and weight averaged per sample, then the two databases were crosschecked with no significant errors or differences detected. As and S assays have been cross checked at the time of this report. QAQC procedures are on going. Batch reruns are in process of being redone if standards exceeded 2 standard deviations from mean and if the standards failure occurred within mineralized zones.

The summary database spreadsheet was compared to the individual digital files sent by the different laboratories. Kinross is confident that the database is sufficiently free of errors to support the present mineral resource and mineral reserve estimates.

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15.0    ADJACENT PROPERTIES

There are no other producing mines near the Paracatu mine. . Fazenda Lavras is a gold prospect located approximately 13 km from Paracatu. It shows some similarities with the Paracatu deposit but it is not in production.




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16.0    MINERAL PROCESSING AND METALLURGICAL TESTING

The metallurgical and processing information presented herein was collected under the supervision of L. A. Tondo, RPM's Manager of Projects, W. Phillips, Kinross Americas Director of Technical Services and R. Henderson, P. Eng., Kinross' Director of Technical Services.

The resource and reserve estimates summarized by this report assume modification of the existing plant according to Expansion Project III, which consists of the installation of an in pit crushing and conveying system (IPCC), a 38 foot diameter SAG mill, two 24 foot diameter ball mills operating in closed circuit with cyclones, four new jigs, a new flotation plant and an upgrade of the existing hydrometallurgical plant.

16.1    EXISTING PROCESS PLANT

The existing process plant at Paracatu has operated continuously since 1987 and has had expansion upgrades in 1997 and 1999. In 2005, the plant processed 17.2 Mtpa and achieved an average gold recovery of 78.2%. A detailed discussion on the existing process facilities is presented in Section 20.0 of this report. In summary the plant consists of primary and secondary crushing, ball milling to 80% passing 75 micron, gravity recovery using jigs, rougher and cleaner flotation, concentrate regrinding and cyanide leaching (Hydromet Plant). Final gold bullion is produced from the carbon adsorption, desorption and electrowinning circuit.

Table 16-1 summarizes the average annual metallurgical recoveries of the flotation and hydrometallurgical process as well as the average global plant recovery for the Paracatu plant since commercial production began.


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             TABLE 16-1 PROCESS PLANT METALLURGICAL RECOVERY SUMMARY

-------------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
YEAR                                    1987   1988   1989   1990   1991   1992   1993   1994   1995   1996
-------------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Hydromet Recovery (%)                     NA   95.1   97.4   97.5   99.1   99.2   99.2   99.2   99.2  99.3
Flotation Recovery (%)                    NA   83.8   84.8   84.6   83.7   83.7   81.8   79.5   76.4  76.7
-------------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
GLOBAL METALLURGICAL RECOVERY (%)       59.0   75.7   82.4   82.7   83.3   83.2   81.4   78.8   75.8  76.0
-------------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Year                                    1997   1998   1999   2000   2001   2002   2003   2004   2005  TOTAL
-------------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Hydromet Recovery (%)                   97.5   92.2   94.3   96.2   96.7   97.1   96.8   96.3   96.3  97.2
Flotation Recovery (%)                  75.6   77.9   77.8   78.8   80.9   81.3   79.1   79.8   81.2  80.4
-------------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Global Metallurgical Recovery (%)       73.7   71.8   73.4   75.8   78.3   79.0   76.6   76.8   78.2  77.9
-------------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------

16.2    EXPANSION PLAN

The Paracatu Expansion III Project is the product of a number of years of testing, development and planning. In 2002, RPM took action to counter the gradually increasing work index of the deposit. The existing circuit was not designed for hard ore and capacity and operating costs would be significantly affected unless additional grinding capacity was installed.

A SAG mill pilot plant program was run in 2002/2003 and in 2004, a Feasibility Study for Expansion Plan III was completed by ECM, a Brazilian engineering firm. Aker-Kvaerner contributed technical expertise to ECM's study. This study recommended expanding the current 18 Mtpa process facility to 30 Mtpa with the addition of an in pit crushing and conveying (IPCC) system, a 38 foot diameter semi-autogenous grinding (SAG) mill and expansion of the existing gravity circuit.

In January 2005, Kinross and RPM commenced the exploration drill program west of Rico Creek and became aware of the potential for a significant reserve increase. A Plant Capacity Scope Study was completed in June 2005, which evaluated several alternatives to increase plant throughput. All options considered in the Study assumed the installation of an in pit crushing and conveying system (IPCC) and 38 foot diameter

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Semi-Autogenous Grinding (SAG) mill which were the cornerstone assumptions in the original Feasibility Study.

The Plant Capacity Scope Study recommended that production be increased from 18 Mtpa to 50 Mtpa. The Expansion III Project will proceed in two stages over a four year period commencing in 2006. The first stage will increase plant capacity from 18 to 32 Mtpa. The new 32 Mtpa SAG mill plant will be constructed and once commissioned, the existing 18 Mtpa plant will be shut down and refurbished. Once refurbishment of the 18 Mtpa plant is complete, it will be restarted and tasked with processing the remaining B1 reserve. This will bring total plant throughput for the two lines to 50 Mtpa. When the soft BI ore is depleted in 2017, the throughput capacity will be limited to 41 Mtpa and then capacity will decrease further as work index increases above a value of 11 in 2024.

In Q4, 2005, the Basic Engineering for Expansion Plan III was awarded to SNC-Lavalin Engineers and Constructors Ltd, an internationally recognized consulting engineering and construction company and MinerConsult Engenharia, a Brazilian engineering firm. The scope of work included the IPCC, covered stockpile, new 32 Mtpa mill, hydromet expansion, electrical substation, tailings delivery and water systems. Process design details were finalised and purchase orders were awarded for the SAG mill and ball mills. The basic engineering designs and supporting capital and operating costs estimates form the basis of the 2006 Feasibility Study.

The following sections provide additional details on Expansion Project III.

16.2.1  IN PIT CRUSHING AND CONVEYING

The in pit crushing and conveying system (IPCC) is an integral component to the Expansion Project III.

The IPCC is sized to treat 4870 tph of run of mine (ROM) ore. To meet this specification, RPM estimates the system must average 75% availability. The system will consist of a primary feed hopper that can be fed from three sides by 218 tonne trucks. Run of mine


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(ROM) ore will be fed by an apron feeder to a MMD-type, twin shaft sizer and ore will be reduced to 80% passing 200 mm. The MMD sizer is the industry standard for limestone quarry operations (WI=12.0) and is considered adequate to treat the harder B2 ore type in the mineral reserve base. Samples of the hardest B2 ore were sent to the manufacturer for testing, results indicated that the ore hardness was not an issue but the abrasive characteristics of the ore may increase cost due to accelerated wear. Alternate primary gyratory crusher trade off studies were completed during basic engineering and confirmed that the MMD sizer was the most appropriate installation.

Ore will be transported by a 1.5 km long, 1.8 meter wide conveyor to a covered stockpile. Material handling testwork and design by Jenike and Johansen has shown that the ore will be prone to ratholing. Consequently, the stockpile design incorporates eight transverse belt feeders to maintain a live capacity of 12 hours. The total stockpile capacity of 24 hours will provide enough buffer capacity to prevent production disruption during IPC maintenance and during the rainy season when rainfall reduces mining efficiency in the pit.

16.2.2  NEW 32 MTPA MILL

New feed to the SAG mill is rated at 3971 t/h. The grinding circuit will consist of one 11.6 m diameter by 6.7 m long (38' diameter by 22' long) SAG mill followed by two parallel 7.3 m diameter by 12.0 m long (24' diameter by 39.5' long) ball mills. The SAG mill will operate in closed circuit with a trommel screen and vibrating screen and the ball mills will operate in closed circuit with hydrocyclones. Plant capacity has been selected to give a nominal flotation feed grind of 80% passing 75 im.

The SAG mill will be driven by a 15,000 kW (20,000 HP) gearless wrap-around motor. The wrap-around motor has inherent variable speed capability, which is required to efficiently process the wide range of ore hardness anticipated. The ring gear driven ball


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mill will be powered by twin clutch and pinion gears driven by two 6,500 kW
(8,720 HP) fixed speed motors.

A bank of four radial jigs will be installed in the new mill building to recover coarse arsenopyrite particles from the ball mill circulating load. The jig concentrate will flow by gravity to a vertical mill regrind circuit where it will be reground, thickened and pumped to the CIL leach circuit.

The flotation circuit will consist of rougher flotation followed by a single stage of cleaning. The cleaner flotation concentrate will be pumped to a vertical mill regrind circuit where it will be reground, thickened and pumped to the CIL leach circuit. Cleaner tails will be recirculated to the rougher flotation cells and rougher tailings will be discarded to final tailings. A total of 21 rougher cells (160 m(3) tanks cells) are included, arranged in three rows of seven cells each.

16.2.3  TAILINGS

The increase in throughput will require an increase in tailing capacity. Golder Associates Ltd are currently studying a second tailing dam with sufficient capacity for containing 1.5 billion tonnes of tailings The new dam will also serve as a water catchment area and reservoir, providing additional water that will be required for the 50 Mtpa production level. Sulphide tailings from the hydrometallurgical plant will continue to be stored in lined ponds.

A pre-feasibility study examining the installation of a sulphuric acid plant for treating hydrometallurgical plant tailing is in progress. This is an environmentally preferable alternative with the potential to reduce disposal costs and potentially generate revenues from acid sales.


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16.2.4  MODIFICATIONS TO THE EXISTING PLANT

The Expansion Project III is being developed with a strategy designed to minimize disruption to the current operation.

The new grinding plant will be a stand alone circuit that will feed its own flotation cells..The only interaction between the existing circuit and the new circuit will occur at the existing hydrometallurgical plant. This plant will be upgraded to cope with the increase in concentration production. The hydrometallurgical plant will be designed to maintain throughput at 100tph (equivalent to 50 Mtpa mill feed) and additional equipment will be required for the regrinding, CIL, elution, carbon regeneration and electro winning circuits t

The increase in flotation and hydrometallurgical capacities will ensure that process residence times will not be reduced due to the increase in the ore processing rates. Therefore it is expected that current gold recoveries will be maintained after the proposed expansion.

16.3    EXPANSION PLAN III METALLURGICAL TESTWORK

The test work supporting the installation and operation of the SAG mill originated from a series of 64 pilot plant tests conducted on the Paracatu ores. The tests were run on 1,500 tonnes of Paracatu ore with WIs ranging from 5.5 to
12.0 kWh/t. In all, six different ore types were processed through a Koppers 6x2 foot SAG mill that was leased from CETEM, Rio de Janeiro, Brazil. The pilot plant operated from April 2002 to February 2003. A staff of two process engineers, 3 technicians and 10 laborers were permanently assigned to the pilot plant operation.

The samples are considered to be representative of the variability in ore hardness expected during the remainder of the mine life.


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The pilot plant testwork and analysis of the results were all completed under the supervision of a team of recognized expert in the filed of SAG mill design and operation. These experts were:

        o       Mr. Anthony Moon, Rio Tinto Technical Services;

        o       Dr. Steve Morrell, SMCC and

        o       Mr. George Grandy, Aker-Kvaerner.

        o       Dr Homero Delboni Jnr, University of Sao Paulo

The pilot plant test work evaluated ores independently as well as composite ores formed by blending the available ore types together to produce a representative blend of future mill feed.

Specific details on the pilot plant testwork are included in a 2004 Feasibility Study. The results were reviewed by Dr. Morrell and Mr. Grandy who independently concluded that a 38 foot diameter SAG mill with a 3,700 tph throughput rate would be best suited to process the Paracatu ores.

This study was later updated to the 50 Mtpa level and used as the basis for the Expansion III Project. The major modifications were the addition of two 24 x 40 foot ball mills that will permit the SAG mill to be run in open circuit. This circuit design reduces the risk of high volumes of slurry going through the SAG mill, by eliminating the circulating load (cyclone underflow) going back to SAG mill.

Figure 16. -1 presents a graph showing mill throughput related to the ore hardness. At the design ore hardness work index of 11 the SAG mill in open circuit has a maximum throughput of 4000 tph.


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        FIGURE 16. -1 SAG MILL PERFORMANCE CURVE (MORRELL REVISED CURVE)





                                   [PICTURE]





Mineralogical studies carried out at the JKMRC-MLA laboratories in Australia have shown that a large part of the Paracatu plant gold losses were associated with mixed particles of arsenopyrite with gold. Figure 16. -2 illustrates a typical occurrence.




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           FIGURE 16. -2 TYPICAL GOLD ON ARSENOPYRITE GRAIN BOUNDARIES





                                    [PICTURE]





The relatively large natural size of the arsenopyrite crystals in the deposit makes them readily recoverable by gravity concentration. The JKMRC-MLA mineralogical study showed that at 65 mesh, 90 % of the arsenopyrite crystals are liberated. Since thin section analysis has demonstrated that arsenopyrite crystals contain gold, increasing arsenopyrite recovery also results in increased gold recovery. RPM has studied options to improve arsenopyrite recovery from the ore. An obvious alternative for achieving this objective is to improve gravity concentration efficiency. After the pilot plant testwork results were analyzed, a number of optimization efforts were made in the current


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industrial jigging circuit, leading to an improvement in arsenopyrite (and gold)
recovery for some of the arsenic rich ores. The main change in operating parameters was the removal of the steel shot previously being used as ragging to create the jig dense media bed. It was found that the coarse arsenopyrite crystals in the ore are sufficient to create an autogenously bed in the jigs.
The problem of bed compaction, resulting from the steel shot agglomerating after operating for a number of hours, was thus eliminated. This resulted in a more consistent production of jig concentrate, which in turn improved overall recovery of the circuit. For the Expansion Project III, the use of jigs treating part of the ball mill circuit-circulating load is being incorporated into the process design. A modification of the existing system will be made: PAN AMERICAN style jigs will be used instead of the current YUBA design. Testwork showed that a PAN AMERICAN jigs achieve a more consistent concentrate production. This type of jig is more robust and can fluidise the dense media bed more effectively, thus resulting in better mass recovery to the concentrate, without prejudicing concentrate quality.

In 2002, RPM joined the AMIRA Program P260D and as a project sponsor, RPM was entitled to have an extensive program of fieldwork conducted in the plant at Paracatu. Researchers from three institutions (University of Sao Paulo, CETEM in Rio and IWRI from Australia) conducted a series of measurements in the laboratory and industrial scales tests. They discovered that one of the major factors limiting efficient arsenopyrite recovery in the RPM flotation circuit was being caused by chemical oxidation of arsenopyrite surfaces during the treatment in the plant. The conclusion was that the key for success in improving flotation performance at RPM was to find a new suite of reagents that could cope with this problem. In 2005, two new collectors developed by a large reagent producing company were successfully tested in the process lab, and have resulted in improved gold recovery.

The metallurgical recovery of gold decreases with increasing sulphur and arsenic content. Laboratory testwork has been conducted on core samples to replicate the


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proposed flowsheet. The data has been factored to correspond with actual plant operation and the following equation has been established:

Recovery = (a +(-2.36230 x S%) +(-0.0017 x As ppm)) x b) where

a = theoretical maximum flotation recovery of 85.95352% and

b = theoretical hydrometallurgical recovery or 96.5%












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17.0    MINERAL RESOURCE AND RESERVE ESTIMATES

Mineral resources and classification were estimated by M. Belanger, P.Geo, Kinross Americas Director of Technical Services and Dr. R. Peroni, RPM's Director of Technical Services.

Mineral reserves were estimated by K. Morris, P. Eng., Kinross' Manager of Open Pit Mining.

W. Hanson, P.Geo., Kinross' Vice President of Technical Services supervised the preparation or the resource and reserve estimates.

The mineral resource model for Paracatu is interpreted and estimated using Vulcan(C) software. The modeL was updated December 31, 2005. The model incorporates the results from 228 out of the 267 drill holes completed in 2005. These holes were drilled to test the down dip extent of the deposit to the west of Rico Creek and the extension of the B2 below the pit floor.

The estimate is based on a revised geological interpretation. The interpretation is based on geological factors observed in the drill core where there is a direct relationship between gold grade and the frequency of boudins, asymmetrically folded quartz veins and arsenopyrite content. Boudin frequency and arsenopyrite content are directly proportional with gold grade.

Ore hardness (BWI) and metallurgical recovery are estimated for each block in the model.

Mineral reserves are estimated within design pits developed from optimized pit shell using Whittle 4X(C) software, a program that has become a standard in the mining industry.


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Kinross is not aware of any reason that would materially affect the resource and reserve estimate. There is reasonable certainty that all necessary permits will be obtained to allow continued exploitation of the resources and reserves at Paracatu.

17.1    MINERAL RESERVE AND RESOURCE STATEMENT

The Proven and Probable mineral reserve estimate for the Paracatu mine as of December 31, 2005 is summarized in Table 17-1. Proven and Probable mineral reserves are estimated at a gold price of US$ 400 per ounce and a Foreign Exchange Rate (FEX) of 2.65 Reais per US $1.00. The estimate is based on the assumptions and costs documented in the Plant Capacity Scoping Study, June 2005. The cut off grade used to report mineral reserves is 0.21 g/t Au.

       TABLE 17-1 PROVEN AND PROBABLE MINERAL RESERVES - DECEMBER 31, 2005


         -------------------------- ----------- ----------- -----------
                CLASSIFICATION         TONNES      GRADE        GOLD
                                     (X 1,000)   (AU G/T)     (OUNCES)
         -------------------------- ----------- -----------  -----------
         Proven                      1,103,677        0.40    14,194,000
         Probable                       83,131        0.38     1,016,000
         -------------------------- ----------- -----------  -----------
         PROVEN & PROBABLE           1,186,808        0.40    15,210,000
         -------------------------- ----------- -----------  -----------


Table 17-2 summarizes the Measured and Indicated mineral resource estimate (excluding mineral reserves) for the Paracatu mine as of December 31, 2005 at a gold price of US $450 per ounce and a Foreign Exchange Rate (FEX) of 2.65 Reais per US $1.00. The cut off grade used to report mineral resources is 0.19 g/t Au.


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     TABLE 17-2 MEASURED AND INDICATED MINERAL RESOURCES - DECEMBER 31, 2005


         -------------------------- ----------- ----------- -----------
                CLASSIFICATION         TONNES      GRADE        GOLD
                                     (X 1,000)   (AU G/T)     (OUNCES)
         -------------------------- ----------- -----------  -----------
         Measured                       89,784        0.27      771,000
         Indicated                       5,540        0.38       68,000
         -------------------------- ----------- -----------  -----------
         MEASURED & INDICATED           95,324        0.27      839,000
         -------------------------- ----------- -----------  -----------

 NB MEASURED AND INDICATED RESOURCES ARE REPORTED EXCLUSIVE OF MINERAL RESERVES

In addition to the Measured and Indicated mineral resources stated in Table 1-2, Paracatu hosts an Inferred resource of 40.1 million tonnes averaging 0.37 g/t Au. Inferred resources are estimated at a gold price of US $450 per ounce and a FEX of 2.65 Reais per US $1.00.

The resource and reserve estimates stated above are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

The mineral resources and mineral reserves estimates were completed by RPM's staff and supervised of Wes Hanson, P.Geo, Kinross' Vice-President of Technical Services.

Approximately 65% of the mineral resources and mineral reserves lie below the current water table. The Preliminary License (PL) for extending the mine pit below the water table has recently been approved by the Environmental Regulatory Authorities.

The mineral resources and reserves for the project are hosted entirely on mining leases and exploration concessions controlled by RPM. RPM is the sole owner of the sub-surface mineral rights for all of the resource and reserve estimates disclosed herein.

The mineral rights to these lands are controlled by RPM through the exploration concessions. Permits to allow mining have, as yet, not been granted. RPM has indicated


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that the necessary permits can be obtained once the decision to mine the reserves on these exploration concessions has been confirmed and the proper reports filed with DNPM. There is no reason to suggest that the necessary permits will be denied.

17.2    HISTORICAL ESTIMATES

The reserve history at Paracatu indicates continuous growth of the reserve base reflecting increased geological knowledge and improved process efficiencies. Figures 17-1 and 17-2 are graphs that show the changes in mineral reserve tonnages and contained ounces from the start of commercial production until December 31, 2005.


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        FIGURE 17-1 TONNAGE MINED AND IN RESERVE AS OF DECEMBER 31, 2005





                                   [PICTURE]





         FIGURE 17-2 OUNCES MINED AND IN RESERVE AS OF DECEMBER 31, 2005





                                   [PICTURE]






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The historical resource and reserve estimates for Paracatu have been classified according to the JORC Code. There are no significant differences between the JORC resource and reserve estimates and the CIM classification described in this report.

17.3    MODELING METHODOLOGY

17.3.1  OVERVIEW

The Paracatu resource model was updated as of December 31, 2005.

The resource and reserve estimate reported herein is based on the topographic mining surface as of December 31, 2005.

A total of 267 diamond drill holes, have been added to the project database. Table 17-3 summarizes the data added to the estimation database.

                     TABLE 17-3: UPDATED DRILL HOLE DATABASE

  ---------------- --------- --------- --------- --------- --------- ---------
                    GEOLOGY     GOLD    ARSENIC   SULPHUR     BWI       SG
                   --------- --------- --------- --------- --------- ---------
  # drill holes         267       228       141       110       111       234
  # DATA POINTS      48,660    30,334    19,681    14,883     1,699     9,080
  ---------------- --------- --------- --------- --------- --------- ---------


17.3.2  GEOLOGICAL INTERPRETATION

The mineral resource model for Paracatu is developed from a series of oriented drill sections on which all exploration results have been plotted. Major fault zones are interpreted from section to section, typically as a linear feature. Observation of the drill core is used to define the A (waste)-C-T-B1 and B2 contacts, which are interpreted on individual sections as surfaces and later converted to three-dimensional solids.

Previous models, estimated by RPM staff, interpreted the Calha, non-Calha and IDS ore types on sections based on the arsenic content. The Calha, non-Calha, IDS interpretation was used to assign global recovery in the model.


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Historically, grade interpolation for the Paracatu resource model interpolated grades into a broad zone defining the entire thickness of the zone. This modeling methodology produced a non-layered model (NLM) that failed to isolate zonation within the hangingwall and footwall contacts of the zone.

Logging of the exploration core collected in 2005 has identified several important geological clues that can be used to visually identify zonation within the mineralized horizon. The observations are consistent with the strong structural controls proposed by Holcombe.

Unmineralized phyllites exhibits well-developed lamination, largely due to original bedding that dips at about 10(Degree) to the SW. Figure 17-3 shows bedding structures typically observed in the host phyllites.

              FIGURE 17-3 GRADED BEDDING IN UNMINERALIZED PHYLLITE




                                   [PICTURE]




Anomalous gold grades correspond to the first and last occurrence of arsenopyrite and mark the hangingwall and footwall contacts of the mineralized zone which ranges from 120 to 150 meters in thickness and averages greater than
0.40 g/t. Pyrite ranges from 1-3% as fine laminae and arsenopyrite ranges from trace to 1/2% as fine needles and grains typically less than 1 mm in size. Shear cleavage begins to develop and, as strain
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increases, trends from a 20(Degree) SW dip to parallel to bedding. Interfolial, isoclinal folds can be observed.

Gold grades increase steadily from the hangingwall and footwall contacts towards the center of the zone where strain is highest. Gold grades increase in direct proportion to the size and frequency of boudins (bedding and quartz), intensity of shear banding, the presence of asymmetric folds where axial plane cleavage begins to parallel bedding and the amount and size of arsenopyrite grains which in the higher grade zones tends to occur as coarse porphyroblasts. Figures 17-4 and 17-5 typify structural textures and arsenopyrite mineralization within the high strain zone.

    FIGURE 17-4 PHYLLITE WITH VERGING ASYMETRIC FOLDS, SHEAR BANDS & BOUDINS





                                   [PICUTRE]





                         Green - verging asymetric folds

                         White - shearing

                         Yellow - Foliation boudins



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              FIGURE 17-5 LARGE ARSENOPYRITE PORPHYROBLAST IN CORE




                                   [PICTURE]




The visual guides noted during core logging were used to create an updated geological model for the mineralized phyllite to the west of Rico Creek and the B2 identified below the actual pit bottom.

For the mineralization west of Rico Creek, the mineralized horizon has been divided into two distinct zones producing a layered interpretation. First, a global B2 zone is defined by the geologists based on the first and last occurrences of arsenopyrite and/or deformation features. This step defines the mineralized envelope from hangingwall to footwall. The overall thickness ranges from 120 meters to 150 meters.

Within the B2, RPM geologists have identified the Boudin Deformation Zone (BDZ) a zone of more intense deformation characterized by an increase in the presence and size of boudins, and in the intensity of shear banding. The BDZ ranges in thickness from 60 to 80 meters and averages 0.60 g/t Au.

East of Rico Creek, core logging has not identified the BDZ. The mineralization is therefore interpolated within the B1 horizon and a broad B2 zone defining the entire thickness of the mineralized horizon as modelled by RPM geologists.


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Figure 6-5 presents a conceptual model of the geology of the Paracatu deposit outlining the layered interpretation. Figures 17-5 and 17-6 present typical exploration drill results west of Rico Creek. The BDZ is represented by the >0.40 g/t outline while the overall mineralized interval is represented by the yellow outline which corresponds to the first and last occurrence of arsenopyrite.

                  FIGURE 17-5 DRILL SECTION 07N - LOOKING NORTH






                                   [PICTURE]





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                  FIGURE 17-6 DRILL SECTION 05N - LOOKING NORTH




                                   [PICTURE]




The zone limits and, where applicable, the individual layers, are digitized and imported into Vulcan(C) mine modeling software. Vulcan(C) is used to convert the sectional polygons and lines to three-dimensional wireframes and surfaces representing the mineralized units and features that have been interpreted.

17.4    SAMPLE ANALYSIS

The 1.0 meter raw sample data are extracted and grouped by using the wireframes to clip out the sample data. For gold, the populations were separated for B1 and B2 (east of Rico Creek); B2 and BDZ (west of Rico Creek).

Statistical analysis of the 1.0 meter samples indicates that within the defined mineralized horizons, gold grades have excellent lateral and downdip continuity. Table 17-4 summarizes the basic statistics of the 1.0 meter raw sample data for gold.


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
                                       TABLE 17-4 BASIC STATISTICS FOR GOLD, RAW SAMPLE DATA

------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------
                 DOMAIN                NUMBER OF      MEAN      MEDIAN     MINIMUM     MAXIMUM      COEFFICIENT OF     STANDARD
                                        SAMPLES                                                       VARIATION        DEVIATION
------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------
B1                                         14,538     0.440       0.380       0.00         9.90            0.774            0.342
B2                                         39,015     0.360       0.310       0.00         7.01            0.830            0.301
B2 (Boudin-deformation zone)               12,102     0.440       0.370       0.00         5.43            0.730            0.320
------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------

17.4.1  ARSENIC

Assay data for arsenic was used, in conjunction with sulphur analyses, to estimate a metallurgical recovery for each model block as per the recovery equation detailed in Section 17.8.4 of this report.

                                           TABLE 17-4 BASIC STATISTICS FOR ARSENIC ASSAYS

------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------
                 DOMAIN                NUMBER OF      MEAN      MEDIAN     MINIMUM     MAXIMUM      COEFFICIENT OF     STANDARD
                                        SAMPLES                                                       VARIATION        DEVIATION
------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------
B1                                          1,905        759        612           0        6702             1.220          929.41
B2                                         24,243       1148        662           0      41,687             1.320         1513.96
B2 (Boudin-deformation zone)                1,238       1148       2675         250      10,988             0.430         1191.02
------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------

17.4.2  BOND WORK INDEX

Hardness is assessed based on 8.0 m composite samples that represent the mine`s bench height. Each sample is composed of a fraction of each meter after initial sample crushing to 2.0 mm.

BWI composite data for the resource model was used to interpolate BWI estimates into each model block. The composite data for the B1, B2 and BDZ were extracted and interpolated separately. BWI interpolation used a nearest neighbour interpolation to estimate the BWI of individual model blocks.

Basic statistics tabled below in Table 17-6 highlight the difference in ore hardness between the B1 and B2 horizons.


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

                                  TABLE 17-6: BASIC STATISTICS FOR BOND WORK INDEXRAPHIC OMITTED]

------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------
                                       NUMBER OF      MEAN      MEDIAN     MINIMUM     MAXIMUM      COEFFICIENT OF     STANDARD
                                        SAMPLES                                                       VARIATION        DEVIATION
------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------
BWI (total)                                 1,990      10.94      12.17        0.59       20.30             16.31            4.04
BWI (B1)                                      213       4.65       4.39        0.76       14.97              3.46            1.86
BWI (B2)                                    1,445      11.83      12.65        2.38       18.60             10.99            3.32
------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------  --------------

17.4.3  SPECIFIC GRAVITY

Specific gravity measurements for core samples are collected and assessed based on 4.0 m composite samples comprised of 8.0 cm core intervals selected for every
2.0 meters of core. As shown in Table 17-7 the core specific gravity measurements show minimal spread around the mean with a coefficient of variation of 0.04. The higher specific gravity results are related to an increase in the sulphide content.

                                 TABLE 17-7: BASIC STATISTICS FOR SPECIFIC GRAVITY IN CORE SAMPLES

------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------
                 DOMAIN                NUMBER OF      MEAN      MEDIAN     MINIMUM     MAXIMUM     COEFFICIENT OF
                                        SAMPLES                                                      VARIATION
------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------
B1                                          1,593       2.45       2.15        2.03        2.87              0.05
Total                                      10,674       2.76       2.81        1.89        4.42              0.05
------------------------------------ ------------- ---------- ---------- ----------- -----------  ----------------

17.5    COMPOSITING

After reviewing the statistics of the raw data, the 1.0 meter raw samples are composited into 6.0 meter composite intervals. Compositing uses a bench compositing routine with the 6.0 meter composite length is equivalent to half the planned mining bench height.


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The composite data is then extracted using the same geological wireframes used to evaluate the raw 1.0 meter sample results. Each composite is coded according to the geological unit used for the extraction.

Any duplicate (twinned) composites are discarded. During the interpolation process the composites are length-weighted to account for composites with a length shorter than 3.0 meters.

Composite statistics are evaluated in exactly the same manner that the 1.0 meter sample data was evaluated as a check against any introduced error resulting from the compositing process. No errors were noted in comparing the composite sample statistics against the raw sample data.

17.6    GRADE CAPPING AND RESTRICTING OF HIGH GRADE

Grade capping for original 1.0 m assays is considered on a zone by zone basis. High-grade results occasionally occur in the 1.0 m sample results. Cumulative probability plots were calculated for B1, B2 and BDZ. A capping grade of 1.4 g/t was selected for both B1 and B2 based on the 99th percentile of the grade distribution. Within the BDZ the capping level was set at 1.6 g/t.

17.7    GEOSTATISTICS

The 6.0 m composites for the different variables are then subjected to geostatistical analysis. First a downhole correlogram is calculated to determine the nugget to be used in a fitted model. Directional correlograms are then computed to define the direction of best continuity. For gold, different correlograms are used for the B1 and B2 ores. For the blocks west of Rico Creek the B2 horizon is further divided into overall B2 and the BDZ domains with their own variography and estimation parameters.


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Table 17-8 summarizes the correlogram models estimated for gold, arsenic, sulphur, Bond Work Index and density.

                          TABLE 17-8: PARACATU CORRELOGRAM SUMMARY

--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
                                              ROT.   RANGE   ROT.            ROT.
                                      Sill     Z      Z'     X'               Y'    Range
   ZONE    ITEM  STR. TYPE   NUGGET                                RANGE X'           Y'
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
    B1      Au    2    Sph   0.320    0.288   -64    63.5    -15     72.0     21    76.9
                       Sph            0.392   -45    74.2     5     1229.8     3    769.8
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
    B2      Au    2    Sph   0.212    0.405   -62   277.6   -106     71.5     -6    78.0
                       Sph            0.383  -121   145.2    0.6    1615.2    -3   1706.4
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
   BDZ      Au    2    Sph   0.248    0.473   59     65.7    -10     65.7     60    142.9
                       Sph            0.279   -11   101.7    -1     2173.5     3    816.8
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
    B1      As    2    Sph   0.300    0.542   58     17.7     1     100.0     -4    257.4
                       Sph            0.158   50    121.5    -1     853.2      1   1847.2
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
    B2      As    2    Sph   0.234    0.376   -41    75.4     7      64.5     71    139.2
                       Sph            0.390  -131   100.0    -6     803.0      1   1231.0
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
   BDZ      As    2    Sph   0.220    0.513   -18    63.9    -4      41.2     -72   156.6
                       Sph            0.267   -21    93.0    -4     4368.8     0    826.5
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
    B1       S    2    Sph   0.130    0.721    2     10.9    30      64.9      2    155.0
                       Sph            0.149   35     65.7     1     517.5     48    209.3
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
    B2       S    2    Sph   0.050    0.468   -59    94.8    75      47.9     35    68.8
                       Sph            0.482    4    297.1    -3     5063.3    15   1318.9
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------
   BDZ       S    2    Sph   0.054    0.595   -6     34.8     2      27.7     90    115.0
                       Sph            0.351  -119   147.6    -7     919.1      3   1994.5
--------- ------ ---- ----- -------- ------- ------ ------- ----- --------- ------ --------

17.8    BLOCK MODEL

The block model is created using a two-step process. First, a block model with a 50 x 50 x 12 meter (x,y,z) block dimension is coded using the same geological wireframes used to evaluate the sample data.

The block model was initialized in Vulcan(C) using the following parameters:


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X MIN = 6,000

Y MIN = 8,000

Z MIN = 56

NUMBER OF BLOCKS X DIMENSION = 128

NUMBER OF BLOCKS Y DIMENSION = 84

NUMBER OF BLOCKS Z DIMENSION = 65

17.8.1  GRADE INTERPOLATION

Gold grades are interpolated using Ordinary Kriging with each geological unit
(zone) estimated independently. The zone solids are used as hard boundaries and the composites must have the identical domain code item as the solids to be used in the interpolation process. At Paracatu assay grade capping is set at the 99th percentile of the gold grade for the zone being estimated. It results in capping grades of 1.4 g/t Au for both B1 and B2 and 1.6 g/t Au for the BDZ.

An octant search is used in all cases for grade interpolation. A minimum of 1 composite and a maximum of 10 composites are used within the search ellipsoid. A maximum of four adjacent samples are used from the same drillhole. Discretization is as follows: 5 steps in the X direction, 5 steps in the Y direction, and 2 steps in the Z direction for a total of 50 discretization points.

Table 17-9 summarizes the search parameters used to control grade interpolation in the resource model for all items in the different zones. It is assumed that the regional NE trend represents the dominant control for all mineralization types. First correlogram structures with much shorter ranges such as the NW structure observed in B2 mineralization are accounted for in the kriging algorithm.


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
                               TABLE 17-9 GRADE INTERPOLATION PARAMETERS

-----------------------------------------------------------------------------------------------------
  VARIABLE     ROCKTYPE     BEARING        DIP        PLUNGE      RADIUS 1    RADIUS 2     RADIUS 3
                           (degrees)    (degrees)    (degrees)    (meters)    (meters)     (meters)
------------ ----------- ------------ ------------ ------------ ------------ ----------- ------------
Au            B1                  46           -3            5      1230.00       770.00       75.00
             ----------- ------------ ------------ ------------ ------------ ----------- ------------
              B2                 239           -3            6      1710.00      1615.00      150.00
             ----------- ------------ ------------ ------------ ------------ ----------- ------------
              BDZ                 79           -1            3      1000.00       400.00      100.00
------------ ----------- ------------ ------------ ------------ ------------ ----------- ------------
AS            B1                  50           -1            1      1850.00       850.00      125.00
             ----------- ------------ ------------ ------------ ------------ ----------- ------------
              B2                 229           -6            1      1231.00       803.00      100.00
------------ ----------- ------------ ------------ ------------ ------------ ----------- ------------
              BDZ                 69            0           -4         2000          800         200
------------ ----------- ------------ ------------ ------------ ------------ ----------- ------------


17.8.2  SPECIFIC GRAVITY

Correlograms were calculated and models fitted. Block densities were estimated using a nearest-neighbour interpolation method on a zone by zone basis.

17.8.3  ORE HARDNESS

Each model block is assigned an ore hardness based on the results of the BWI analyses. BWI values are interpolated into the model blocks using a nearest-neighbour assignment.

17.8.4  RECOVERY

Unique metallurgical recoveries are estimated for each model block (50 x 50 x 12 meters) based on the arsenic and sulphur analytical results of drill core analysis. The interpolation method used is ordinary Kriging.

The metallurgical recovery is based on the following equation.

Recovery = (a +(-2.36230 x S%) +(-0.0017 x As ppm)) x b) where

a = theoretical maximum flotation recovery of 85.95352% and

b = theoretical hydrometallurgical recovery or 96.5%


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17.8.5  MODEL CHECKING

Grade tonnage tables at a range of cut off grades were used to determine the impact the changes in geological interpretation have had on the model's predictive capability. Historically, production at Paracatu, based on mill production statistics, agrees well with the resource model. Paracatu's 18 years of production history and the detailed reconciliation to the reserve estimates confirms the predictive accuracy of the historic resource model grade estimation. The data indicates that after processing more than 237.0 M tonnes of ore, the estimated grade is within 2% of the actual grade as measured by the process plant.

With this standard in mind, it was necessary to confirm that changes in the modeling method have not materially affected the overall grade distribution within the model limits. Based on the different modeling methodology between the Layered Model (LM) and the Non-Layered Model (NLM) for the mineralization west of Rico Creek where the LM was employed. It would be expected that the LM would result in less tonnes at a higher grade, a result of confining higher grade values to a higher grade zone, as opposed to diluting the value of this mineralization with lower grade material on the periphery as is the case in the NLM estimation methodology.

Grade tonnage distributions at various cutoff grades for the portion of the model wet of Rico Creek is summarized in Table 17-10 for both the LM and NLM models.


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

                          TABLE 17-10 COMPARISON OF LM VS NLM WEST OF RICO CREEK

-------------- -------------------------------------------- --------------------------------------------
                                    LM                                           NLM
-------------- -------------------------------------------- --------------------------------------------
    CUTOFF         TONNES           AU             AU           TONNES         AU              AU
   (AU G/T)     (T X 1,000)      (AU G/T)       (OUNCES)      (T X 1,000)    (AU G/T)        (OUNCES)
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        0.10         427,943           0.46      6,301,472        427,974           0.46      6,301,935
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        0.20         423,217           0.46      6,272,701        427,974           0.46      6,301,935
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        0.30         374,965           0.49      5,870,977        412,243           0.47      6,189,581
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        0.40         274,512           0.54      4,730,614        319,219           0.50      5,100,776
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        0.50         165,049           0.59      3,141,410        127,298           0.57      2,316,481
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        0.60          61,975           0.67      1,335,003         20,551           0.71        471,104
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        0.70          15,488           0.75        374,966          7,256           0.87        201,803
-------------- -------------- -------------- -------------- -------------- -------------- --------------
        0.80           2,276           0.84         61,468          4,016           0.96        123,947
============== ============== ============== ============== ============== ============== ==============

At a 0.20 g/t cut off grade, roughly equivalent to the economic cut off grade estimated by Whittle 4X(C), the LM model contains virtually the same amount of gold with the tonnage and grade being within 1% of each other. The data supports the conclusion that within the mineralized horizon at the economic cut off grade level, the two models have the same level of contained ounces.

17.9    RESOURCE CLASSIFICATION

Paracatu historically reported resources and reserves classified according to the AusIMM JORC Code. JORC is essentially identical to the CIM Standards, which are the required reporting format under Canada's National Instrument NI 43-101.

The resource and reserve estimates dated December 31, 2005 and described in this report, are classified according to the Canadian Institute on Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves.

Model classification is based on drill density and confidence limits. Resource blocks are classified as Measured if; the grade within a grouping of blocks equal to the average rate of annual production, is estimated to +/-5.0% accuracy with a 90% confidence level. In other words, in 9 out of 10 years, the average grade of all mill feed will agree within 5% of


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that predicted by the model. Blocks are classified as Indicated if; the grade within a grouping of blocks equal to the average quarterly production, is estimated to a +/-10% level of accuracy with a 90% confidence level.

The Drill Spacing Study completed at RPM suggests that indicated resources can be delineated from a 140-meter grid and measured resources from a grid spacing of less than 100 meters. It is important to note that the highest estimation variability is associated with arsenic and not gold. The drill spacings recommended in the Drill Spacing Study are shorter than optimal for gold due to the fact that arsenic is more variable.

The Drill Spacing Study also indicated that reducing the grid spacing to less than 100 meters will not significantly increase confidence limits. This suggests that drilling on spacings of less than 100 meters will not increase the predictive accuracy of the estimate.

The calculations of confidence intervals only consider the variability of grade within the deposit. There may be other aspects of deposit geology and geometry such as geological contacts or the presence of faults that would impact the drill spacing. However, based on the overall knowledge of the deposit after 18 years on mining experience and the demonstrated continuity of the B1 and B2 horizons, KTS used the following classification scheme:

o Measured resources require a minimum of three samples from three holes within a 100 meter distance of the block that is being estimated;

o Indicated resources require a minimum of three samples and a minimum of one hole with a 140 meter distance of the block being estimated;

o       All remaining mineralized model blocks are classified as Inferred.


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o       Block classification checked manually to determine any blocks which may require re-classification if the geologist feels that grade and/or geological continuity warrants an increase or decrease in confidence of the block value.

Block classification checked manually to determine any blocks which may require re-classification if the geologist feels that grade and/or geological continuity warrants an increase or decrease in confidence of the block value.

17.10   PIT OPTIMIZATION

17.10.1 BASE CASE

The design process for the open pit mine at Paracatu began by completing a series of pit optimizations in order to create a pit shell that would form the basis, or template, for the pit design. Pit optimization was performed by Kevin Morris, P.Eng, Kinross' Manager of Open Pit Mine Engineering. Mr Morris has more than 20 years of industry experience in the optimization and design of open pit mines.

Pit optimization for the Paracatu open pit was completed using proprietary software known as Whittle 4X(C). This software uses the Lerchs-Grossman algorithm. The optimization proceeds by mining blocks that add value to the pit shell. In other words, an individual block is released to the optimum shell only if the mining of that block, along with the cumulative values of all blocks within the pit shell, produces an overall net positive cash flow.

Prior to optimization, the grade tonnage curve from the Vulcan(C) model is compared to the grade tonnage curve for the model imported to Whittle 4X(C) to ensure there are no transcription errors during the manipulation from one software system to the other. Table 17-11 summarize the grade tonnage summaries of the Vulcan(C) model as compared to the model imported to Whittle 4X(C).


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
                     TABLE 17-11 GRADE TONNAGE SUMMARY OF IMPORTED AND EXPORTED MODEL

----------------------------------------------------------- --------------------------------------------
                           EXPORTED MODEL (VULCAN)               IMPORTED MODEL (DATAMINE-WHITTLE)
               -------------------------------------------- --------------------------------------------
    CUTOFF         TONNES           AU             AU           TONNES         AU              AU
   (AU G/T)     (T X 1,000)      (AU G/T)       (OUNCES)      (T X 1,000)    (AU G/T)        (OUNCES)
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.1           2,979,995            0.34      32,575,057      2,885,865           0.34     31,546,099
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.2           2,489,940            0.38      30,420,281      2,396,884           0.38     29,283,390
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.3           1,766,342            0.43      24,419,344      1,680,937           0.43     23,238,636
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.4             989,167            0.50      15,901,217        934,357           0.50     15,020,126
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.5             428,106            0.58       7,969,308        408,128           0.58      7,610,534
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.6             121,552            0.66       2,594,902        117,173           0.66      2,486,350
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.7              25,226            0.75         610,709         24,193           0.75        583,367
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.8               3,320            0.84          89,555          3,125           0.84         84,396
-------------- -------------- -------------- -------------- -------------- -------------- --------------
   0.9                 225            0.92           6,655            225           0.92          6,655
-------------- -------------- -------------- -------------- -------------- -------------- --------------

The minor differences noted in the table are believed to be software related and are not considered to be material.

Optimization parameters included the operating costs, process recovery, metal price and pit slope angles. The optimization parameters used for this design exercise are presented in Table 17-12 and represent the Base Case. Operating cost assumptions are based on the operating costs as estimated in the June 2005 Plant Capacity Scoping Study.




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               TABLE 17-12: BASE CASE OPTIMIZATION PARAMETERSTTED]

     --------------------------------- -----------------------------------
                 PARAMETER                            VALUE
     --------------------------------- -----------------------------------
                Mining Cost                        $0.53/tonne
     --------------------------------- -----------------------------------
              Mining Recovery                         100%
     --------------------------------- -----------------------------------
              Mining Dilution                          0%
     --------------------------------- -----------------------------------
              Pit Slope Angles                         55o
     --------------------------------- -----------------------------------
          Process Cost (incl. G&A)          Contained in Model Blocks
     --------------------------------- -----------------------------------
            Process Recovery Au             Contained in Model Blocks
     --------------------------------- -----------------------------------
              F.E.X. (R$:US$)                        2.65:1
     --------------------------------- -----------------------------------
                 Gold Price                         $US400/oz
     --------------------------------- -----------------------------------
                Selling Cost                  $7.90/ounce (1.976%)
     --------------------------------- -----------------------------------
                    DCFR                               5%
     --------------------------------- -----------------------------------
              Throughput Rate                        41 Mtpa
     --------------------------------- -----------------------------------

Process recoveries were estimated during the modeling process with a unique process recovery estimated for each 50 x 50 x 12 meter model block. The process costs were calculated within the block model based on the bond work index (WI) that was also estimated during resource modeling.

Process costs were estimated as a Process Cost Adjustment Factor (PCAF) in Datamine(C) prior to exporting to Whittle 4X(C). In Whittle 4X(C) the base process cost was set at $1.00 per tonne. The base cost was then adjusted during optimization based on the PCAF formula presented below.


        PCAF = 23.7/(88.2-4.5(WI)) + 0.1158(WI)

A similar method was used to estimate the mining cost of each block. A Mining Cost Adjustment Factor (MCAF) was established in the block model. The MCAF increased


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costs, as the pit deepened by a quantity of $0.02 per 12-metre bench starting at pit exit. For this exercise the pit entrance/exit was assumed at the 800-elevation.

Figure 17-7 graphically summarizes the base case optimization results for Paracatu disclosed above.

                   FIGURE 17-7 BASE CASE WHITTLE 4X(C) RESULTS




                                   [PICTURE]



The optimum pit shell is that which produced the highest average cash flow discounted at 7%. The average cash flow is based on coarse schedules produced within Whittle 4X(C). One schedule the Best Case, mines the nested pit shells in a series of "push backs". The other schedule, the Worst Case, mines each shell "bench by bench" to


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exhaustion. Neither schedule is truly valid however the average is a better approximation then either the best or worst case.

The pit shell selected for Paracatu was shell number 17. It was not the "optimum" shell as it did not produce the highest discounted cash flow. KTS elected to utilize pit shell 17 as the basis for final pit design because in the opinion of Kinross, a 2% loss in cash flow for a gain of 16% in contained ounces was an acceptable risk.

17.10.2 CUT-OFF GRADES

Resources and reserves are reported above a minimum cut off grade that represents the incremental cut off. That is to say it does not mining costs. Mining costs are considered during pit optimization to determine if a block in the model will be mined or not mined by the optimum pit. The incremental cut-off grade represents the cut off grade once the ore reaches the pit rim and the decision must be made to process it or send it to the waste dump.

The incremental cut off grade formula used for the reserves at $400 is presented below:


Cut -Off Grade =     (Processing Costs (G&A incl.))

           (Gold Price - Selling Cost) * % Au Recovery

Cut -Off Grade =                (2.12)

                (12.86 - (12.86*0.198%)) * 79.46%


Cut -Off Grade = 0.21 grams per tonne.


The cut-off grade formula used for the resources at $450 was as follows:


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Cut-Off Grade =           (Processing Costs (G&A incl.))

                   (Gold Price - Selling Cost) * % Au Recovery

Cut-Off Grade =                        (2.12)

                        (14.47 - (12.86*0.198%)) * 79.53%


Cut-Off Grade = 0.18 grams per tonne.

17.10.3 PIT DESIGN

To design a practical open pit for Paracatu, the selected pit shell (17) developed in Whittle 4X(C) waS imported into Datamine(C), commercial mining software. The chosen pit shell is contoured on A bench-by-bench basis in the model and the resulting contour lines are used to guide the pit design process. The pit design was completed by K. Morris, P.Eng., Kinross' Manager of Open Pit Mine Engineering. Mr. Morris has over 20 years of open pit optimization and design experience.

The design criteria are summarized as follows in Table 17-13.



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               TABLE 17-13: PIT DESIGN CRITERIAD][GRAPHIC OMITTED]

              ---------------------------- -----------------------
                        PARAMETER                    VALUE
              ---------------------------- -----------------------
                       Bench Height                  12m.
              ---------------------------- -----------------------
                     Bench Face Angle                 75o
              ---------------------------- -----------------------
                     Inter-ramp Angle                 55o
              ---------------------------- -----------------------
                   Catchment Berm Width             10.4m.
              ---------------------------- -----------------------
                      Berm Interval                  24m.
              ---------------------------- -----------------------
                     Haul Road Width                 30m.
              ---------------------------- -----------------------
                    Haul Road Gradient                10%
              ---------------------------- -----------------------


Haul roads and in-pit ramps were designed at 10% gradient and 30m width, based on approximately four times the width of a CAT 793 haul truck (~7.41m). This will provide sufficient room for 2-way road traffic and also included an allowance for a drainage ditch and safety berm. A typical road cross-section is presented in Figure 17-8


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                      FIGURE 17-8 TYPICAL HAUL ROAD PROFILE




                                   [PICTURE]




Mineral reserves are estimated by reporting the model blocks within the design pit above the incremental cut off grade described in section 17-10.2. Resource model blocks classified as Measured are reported as Proven reserves, model blocks classified as Indicated are reported and Probable reserves.

The Proven and Probable reserves within the design pit have been adjusted to reflect mine position as of December 31, 2005. This was based on the end of year mine surveyed topographic surface.

The Proven and Probable reserves are then scheduled and entered into a Discounted Cash Flow (DCF) spreadsheet to estimate the project NPV and rate of return. Operating and capital costs used in the DCF analysis originate from the Plant Capacity Scoping Study. Review of the DCF for the Proven and Probable reserves disclosed in this report


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indicates that the Paracatu Expansion Plan III is profitable at gold prices above US $400 per ounce.

There will be differences in tonnes, grades and contained ounces between the design pit when compared to the optimized pit shell. They can vary by as much as 10%, but this variance is inversely proportional to the size of the pit (i.e. a small pit will typically have greater variances when compared to a larger pit). Table 17-14 provides a comparison of the tonnes, grades and ounces contained in the Whittle 4X(C) pit shell (No. 17) with that in the design pit.

                 TABLE 17-14 COMPARISON OF PIT DESIGN RESULTS TO WHITTLE 4X(C) OPTIMIZATION
                                     RESULTS FOR THE BASE CASE ESTIMATE

------------------------ --------------- ---------- -------------- --------------- ---------- -------------
                              ORE          GRADE       WASTE            TOTAL        STRIP      CONTAINED
                             TONNES         G/T        TONNES           TONNES       RATIO        AU OZ
------------------------ --------------- ---------- -------------- --------------- ---------- -------------
   PIT DESIGN RESULTS     1,186,204,614       0.400   406,714,069   1,592,918,684        0.5    15,201,487
------------------------ --------------- ---------- -------------- --------------- ---------- -------------
    WHITTLE RESULTS       1,174,967,566       0.400   414,255,105   1,589,222,671       0.35    15,172,149
------------------------ --------------- ---------- -------------- --------------- ---------- -------------
       DIFFERENCE            11,237,048           0    -7,541,036       3,696,013        N/A        29,338
------------------------ --------------- ---------- -------------- --------------- ---------- -------------
      % DIFFERENCE                0.96%       0.00%        -1.82%           0.23%        N/A         0.19%
------------------------ --------------- ---------- -------------- --------------- ---------- -------------






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18.0    OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to the Paracatu mine.













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19.0    INTERPRETATION AND CONCLUSIONS

The Paracatu mine is a well-managed operating gold mine with a long history of meeting production schedules and quotas.

Kinross has been very successful in identifying the extension of the mineralization west of Rico Creek. The deposit exhibits excellent geological and gold grade continuity.

The resource and reserve estimate described herein is well supported with a detailed Plant Capacity Scoping Study that includes firm supplier quotations for the proposed plant and mine equipment necessary to increase plant throughput from 18 to 50 Mtpa in stages over a four-year period.

The recent data collected during Kinross' exploration program and added to the database is free of gross error and omission and has been collected using reasonable care and supervision to ensure the data meets industry best practices. While QAQC checks are still in process, ongoing monitoring of standards results indicates no significant bias in any of the labs used.

The revised geological model is based on a structural geological interpretation of the Paracatu deposit. The changes in modeling method have not imparted a bias in the estimate and are a better reflection of the geology observed.

The data density is sufficient to support the resource model classification.

All work supporting the resource and reserve estimate described herein has been performed by or supervised by individuals who meet the definition of a Qualified Person as described in Canada's National Instrument 43-101.

The reserves as estimated demonstrate positive financial returns for the project on a discounted cash flow basis and therefore, meet the definition of a reserve as defined by the CIM's Standards and Guidelines.


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20.0    RECOMMENDATIONS

Based on the pilot plant test results and the Plant Capacity Scoping Study, RPM has recommended construction of Expansion Plan III. Kinross has reviewed the data and conclusions presented by RPM and are in agreement with their recommendation to proceed with the planned expansion. In Q3, 2005, Kinross' Board of Directors approved funding for Basic Engineering and financial commitments to allow SAG and Ball mill fabrication to proceed. In Q4, 2005, the Basic Engineering for Expansion Plan III was awarded to SNC-Lavalin Engineers and Constructors Ltd, an internationally recognized consulting engineering and construction company and MinerConsult Engenharia, a Brazilian engineering firm.

It is recommended that:

        o the resource model is re-estimated to incorporate the remaining analytical results,

        o update the pit optimization, mine design and reserve estimate based on the updated resource model,

        o update capital and operating costs based on results developed during Basic Engineering and Feasibility Study work






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21.0    ADDITIONAL INFORMATION FOR OPERATING PROPERTIES

21.1    PROCESS PLANT

Figure 21-1 is a simplified flow sheet of the current process plant. The production statistics in the flow sheet are budget estimates only.

       FIGURE 21-1: SIMPLIFIED FLOW SHEET EXISTING PARACATU PROCESS PLANT





                                   [PICTURE]




21.1.1  CRUSHING

Typical run of mine ore is about 80% passing 70mm. The current plant features four separate crushing lines, three of which are operated at one time while the fourth is on standby or down for scheduled maintenance. Three crushers provide a crushing rate of 800 tonnes per hour (tph). Each circuit consists of a primary impact crusher followed by


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a secondary cone crusher. The final crushed product has a specification of 80%
passing 10 mm.

The crushed product feeds to a 5000 tonne fine ore bin. Two feeders from the fine ore bin transfer the ore to one of two blending bins that feed into the grinding circuit.

21.1.2  GRINDING CIRCUIT

The existing grinding circuit features four separate process streams consisting of a single stage ball mill (1800 kW) which are fed at a rate of 600 tph from the two blending bins. The ball size is 60 mm diameter with consumption of 300 g/t. The ball mills operate in closed circuit with 500mm hydro cyclones.

A fifth ball mill is used for regrinding a portion of the circulating load.

The final product specification from the grinding circuit is 80% passing 75 microns (200 mesh).

21.1.3  GRAVITY CIRCUIT

The current mill circuit includes sixteen jigs that are set up as part of each grinding line. The jigs are fed with a portion of the circulating load from the grinding circuit.

21.1.4  FLOTATION

The flotation circuit features three stages, flash, scavenger and cleaner. Product from each grinding line is fed to four flash flotation units for gold and sulphide recovery. All flotation reagents are added in the flash flotation stage and include: Mercapto, MIBC and Dow froth. Approximately 60% of the flotation gold recovery occurs in flash flotation + jig circuit. The remaining 20-25 % occurs in the scavenger circuit.

The scavenger units are 120 m(3) WEMCO cells.


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40 % of the flotation tails are thickened to 42 % solids in two 70m -diameter thickeners, which joins with the other 60 % at 30% solids and are sent to the main tailings pond.

21.1.5  HYDROMETALLURGY PLANT

Two separate concentrate products are sent to the hydrometallurgical plant, a jig concentrate and a cleaner concentrate, which cleans the flash flotation and scavenger flotation concentrates. All three average roughly 20-30 g/t gold.

Concentrates are first reground in two parallel mills to a size of 90% passing 325 mesh. The concentrates are then processed in a Knelson concentrator in line with the regrind mills, recovering approximately 20% of the contained gold. The Knelson concentrate is directed to a bank of shaking tables and then on to the smelting furnace.

The reground sulphide concentrate is thickened to 45% solids in two 15m-diameter thickeners prior to leaching. The thickened concentrate product is leached in eight, 300-m3 CIP tanks. Oxygen is injected in to the first tank to reduce cyanide consumption. Activated carbon is added to the leaching tanks (configuring a CIL circuit) to collect gold from the solution. Loaded carbon is produced from the first CIL tank.

The loaded carbon is stripped in two, 3 tonne Zadra process elution columns at 130(0) C using a caustic soda solution. Gold is precipitated onto steel wool by electro winning. The carbon is reactivated in a 200-kg/hr kiln.

21.1.6  SMELTING

The process plant produces gold bullion using two induction furnaces. Typically, the bullion averages 70-80% gold content with 20-30% silver and minor copper and iron content.


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21.2    MARKETS AND CONTRACTS

This section is not applicable as gold production from Paracatu is sold on the open market at spot gold prices. There are currently no gold loans or gold derivative products that influence the gold price.

21.3    RECLAMATION AND MINE CLOSURE

RPM has a comprehensive and up to date closure plan including a closure cost estimate. The plan is based on the "Rio Tinto Health, Safety & Environment - Closure Planning Guidelines". The current estimate of closure costs is US $32 million (excludes any credits for salvage value).

Currently in Brazil there are no laws requiring the posting of a reclamation bond. RPM is making an annual financial provision for closure costs, but this is an accrual only, not an actual expense.

The planned closure of the main tailings pond proposes to mine oxide ore only during the last year of production. This will provide a cover for the pond, which will then be drained.

The closure plan involves placing a 1-meter thickness of cover materials on the final pit floor, the top 0.8m being soil material.

21.4    TAXES

The following three types of taxation apply to RPM's mining operation at Paracatu.

        1.      A tax on profit equal to the greater of:

                o (a) based on actual profit 34% of actual profit (25% federal and 9% social contribution)


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                o       (b) based on a presumed profit 3% of net sales (same
                        distribution to federal and social contribution)

        2. CPMF (Tax on Financial Movement) Every movement of funds between banks is taxed at 0.38%. This is a federal tax.

        3. Property taxes. RPM must pay property tax on its mining land and property in Paracatu. It is distributed to rural (county) and municipal (city) governments.

21.5    CAPITAL AND OPERATING COST ESTIMATES

The capital and operating costs estimates for Expansion Plan III have been prepared by RPM and KTS staff and are documented in the Plant Capacity Scoping Study. The Plant Capacity Scoping Study considered four options:

        o       Base Case - current plant configuration, no expansion,

        o       30 Mtpa - updated Feasibility Study expansion plan,

        o       50 Mtpa and

        o       66 Mtpa.

The Plant Capacity Scoping Study was based on an unclassified resource model that included mineralization west of Rico Creek. It did not include mineralization below the current mining areas.

Unclassified resources were estimated for each of the four expansion options considered in the Plant Capacity Scoping Study. Operating costs were estimated for each of the four expansion options and these costs were used to optimize the unclassified resource model and develop a life of mine schedule for input into Discounted Cash Flow (DCF) models to evaluate the Net Present Value (NPV) of each option.


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The Plant Capacity Scoping Study concluded that the highest NPV option was an expansion to a 50 Mtpa throughput rate. The expansion would be completed in stages over a four year period from 2006 through to 2009. The initial stage would maintain production at the current 18 Mtpa rate while a 32 Mtpa SAG Mill line was constructed and commissioned. Once completed, the existing 18 Mtpa line would be upgraded and mine production would continue, uninterrupted, at a rate of 32 Mtpa. After completion of the refurbishment of the 18 Mtpa line, it would be brought back on stream to process the remaining B1 reserves bringing total plant throughput to 50 Mtpa.

The life-of-mine capital cost for the 50 Mtpa expansion is estimated to be US $ 700 million of which US $ 326 million is estimated to be the capital cost for the plant expansion with a 32 Mtpa capacity. Closure cost is estimated to be US $ 47 million.

Most major plant equipment has been estimated based on firm supplier quotations. Mine equipment capital costs have been estimated based on internal Kinross equipment cost databases. Kinross considers the level of estimation accuracy to be sufficient to support a reserve classification.

Construction costs for the plant site, steel fabrication, concrete and earthworks have been estimated based on RPM's operating experience by ECM, the Brazilian Engineering firm the completed the original Feasibility Study.

All cost estimates assume an exchange rate of 2.65 Reais per US dollar.

All costs were estimated in terms of dollars of the day as of June 1, 2005.

SNC-Lavalin Engineers and Constructors Ltd, an internationally recognized consulting engineering and construction company and MinerConsult Engenharia, a Brazilian engineering firm, have been awarded the Basic Engineering contract for Expansion Plan III.


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The current economic climate, especially with regards to the pricing of oil and steel, combined with the devaluation of the American dollar represent the key areas of risk with respect to the capital and operating costs estimates.

Kinross has reviewed the cost estimates and has concluded that they meet generally accepted industry standards for evaluating the economic viability of the project.

21.5.1  OPERATING COST ESTIMATE

Operating costs are based on the 2006 Life-of-Mine Budget and are estimated to be US $2.94 per tonne. Total cash costs per ounce are estimated to be US $260 per ounce and the life of mine production cost is estimated to be US $ 340 per ounce. The project has a 28 year mine life and average annual gold production is estimated to be 370,000 ounces per annum.

21.5.2  ECONOMIC ANALYSIS

Discounted cash flow analyses for a 50 Mtpa throughput rate and the Proven and Probable reserves disclosed herein have been completed demonstrating that the project is viable and has a positive rate of return at gold prices greater than US $400 per ounce. The cash flows are based on life of mine plans estimated by Kinross from the resource and reserve model described in this Technical Report. The life of mine plans have been reviewed by Kinross and meet generally accepted industry standards.

Kinross considers the financial models to be confidential and have not incorporated said models into the body of this report. Said financial models may be made available with the execution of a confidentiality agreement with Kinross.


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22.0    REFERENCES

Davis B., Paracatu Estimation Reliability by Drill Spacing, April, 2005

Gy P., Bongarcon D. Francois, Agoratek International, Study of Sampling Protocols and Ore Heterogeneity, May 2005;

Holcombe R., Holcombe, Coughlin and Associates, Structural Assessment of the RPM Mine, Paracatu, Minas Gerais, May 2005;

J.C. Moller, M. Batelochi, Y. Akiti, M. Sharratt, and A.L. Borges: 2001, The Geology and Characterization of Mineral Resources of Morro do Ouro, Paracatu, MG;

Oleson J., Preliminary Report of Sample Prep and Laboratory Audit, April 2005

Rio Paracatu Mineracao S.A., 2004: RPM Expansion Plan III Feasibility Study;

Rio Paracatu Mineracao and Kinross Technical Services, June 2005: Plant Capacity Scoping Study;


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